Filed pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Supplement No. 11 dated March 24, 2016
to the Prospectus dated April 13, 2015

This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 13, 2015 (as amended or supplemented, the "Prospectus"). The information contained in this Prospectus Supplement supersedes Supplement No. 9 dated March 14, 2016, Supplement No. 10 dated March 22, 2016 and the information contained in the Prospectus to the extent set forth in this Prospectus Supplement. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus.

 EXPLANATORY NOTE

In September 2015, we announced that we intended to determine an estimated net asset value, or NAV, per Class A Share and Class T Share as of December 31, 2015, and to adjust the offering prices of our shares based on the NAVs. On March 10, 2016 our board of directors approved NAVs of $10.53 per Class A Share and Class T Share as of December 31, 2015. We have adjusted the offering prices of the shares being offered in our primary offering and through our distribution reinvestment plan based on those NAVs, by adding selling commissions and dealer manager fees to the NAVs in the case of the shares offered in our primary offering, and have prepared this Prospectus Supplement to describe the changes in our Prospectus arising from the changes in the offering prices.

For a discussion of the process that we used to determine the NAVs as of December 31, 2015, please see the section of this Prospectus Supplement entitled "Estimated NAV Calculation."

 NEW OFFERING INFORMATION

The table on the cover of the Prospectus is superseded in its entirety by the following, and all references to the offering prices, selling commissions, dealer manager fees, offering proceeds and organizational and offering expenses, and all amounts derived therefrom, throughout the Prospectus shall be deemed to be updated to reflect the information contained in this table and accompanying footnotes:

	Maximum Aggregate Price to Public	Maximum Selling Commissions	Maximum Dealer Manager Fee	Proceeds Before Expenses to Us(1)(2)
Offering
Maximum Offering	$1,400,000,000	$54,886,048	$39,880,604	$1,299,257,255
Per A Share	$11.70	$0.82	$0.35	$10.53
Per T Share	$11.05	$0.22	$0.30	$10.53
Distribution Reinvestment Plan	$600,000,000	—	—	$600,000,000
Per A Share	$10.53	—	—	$10.53
Per T Share	$10.53	—	—	$10.53

(1)
The total of the above fees plus other organizational and offering expenses are estimated to be approximately $102.5 million if we raise $1.4 billion or $2.0 billion, in each case assuming the sale of 40% of Class A Shares and 60% of Class T Shares. If all other organization and offering expenses exceed a cap ranging from 1.5% – 4.0%, depending on the gross offering proceeds, the excess expenses will be paid by our advisor. See "The Offering/Plan of Distribution."

(2)
Does not include the annual 1% distribution and shareholder servicing fee payable on the Class T Shares purchased in the primary offering. The selling commission, dealer manager fee and the distribution and shareholder servicing fee will not exceed the 10% compensation limitation under FINRA Ru1e 2310(b)(4)(B)(ii). We estimate that the maximum amount of distribution and shareholder servicing fees payable before the compensation limit is reached is $39.1 million. See "Plan of Distribution."

Redemption Prices

The redemption prices payable under our redemption plan are based on the most recently published NAVs. Stockholders redeeming shares will receive 95% of the NAV; the redemption price per share for Class A shares and Class T shares is currently $10.00 per share. Stockholders redeeming shares in the case of Special Circumstances Redemptions (as defined in the Prospectus) will receive the greater of (i) the price paid to acquire the shares from us or (ii) 95% of the NAV (the redemption price per share for Class A Shares and Class T Shares is currently $10.00 per share).

Distribution Reinvestment Plan

Class A and Class T shares purchased through the distribution reinvestment plan will be purchased at the most recently published NAV, or $10.53 per share

 RISK FACTORS

The risk factor titled "The offering prices for shares being offered in this offering and through our distribution reinvestment plan were arbitrarily determined by our board of directors and may not be indicative of the price at which the shares would trade if they were listed on an exchange or were actively traded by brokers" on page 22 of our Prospectus is hereby deleted in its entirety and superseded by the following:

The offering prices for shares being offered in this offering and through our distribution reinvestment plan were determined by our board of directors based upon our estimated NAVs per share and may not be indicative of the price at which the shares would trade if they were listed on an exchange or were actively traded by brokers.

The offering prices of the shares being offered in this offering and through our distribution reinvestment plan were determined by our board of directors in the exercise of its business judgment based upon our estimated NAVs per share as of December 31, 2015. The valuation methodologies underlying our estimated NAVs involved subjective judgments. Valuations of real properties do not necessarily represent the price at which a willing buyer would purchase our properties; therefore, there can be no assurance that we would realize the values underlying our estimated NAVs if we were to sell our assets and distribute the net proceeds to our stockholders. In addition, the values of our assets and debt are likely to fluctuate over time. The offering prices may not be indicative of the price at which shares would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that a stockholder would receive if we were liquidated or dissolved or of the value of our portfolio at the time you were able to dispose of your shares.

Investors who purchased our shares prior to the determination of the estimated NAVs per share as of December 31, 2015 received more shares for the same cash investment because new investors are paying a higher purchase price. In addition, investors early in the offering have been receiving daily distributions since the date of their purchase, including stock dividends.

Therefore, early investors may experience a higher overall return on their investment than later investors. Because they will own more shares, upon a sale or liquidation of the corporation, these early investors will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors.

 ESTIMATED NAV CALCULATION

The information under the caption "Estimated NAV Calculation" beginning on page 178 of our prospectus is hereby deleted in its entirety and replaced with the following.

The estimated NAVs of $10.53 per Class A Share and $10.53 per Class T Share were calculated by our advisor, relying in part on an appraisal of the fair market value of our real estate portfolio at December 31, 2015, provided by PKF Consulting USA -- CBRE Hotels, or PKF, and estimates of the fair market value of our mortgage debt at the same date provided by Robert A. Stanger & Co., Inc., or Stanger, each of which is an independent consultant and service provider to the real estate industry. The net amount was then adjusted for other net assets and liabilities and our advisor's interest in disposition proceeds at December 31, 2015. The estimate produced by this calculation was then divided over the total shares outstanding as of December 31, 2015 and rounded to the nearest $0.01 on a per share basis. The NAVs have been calculated using a methodology conforming to the Investment Program Association (IPA) Practice Guidelines for Valuations of Publicly Registered Non-listed REITs (April 2013) and fair value accounting standards under generally accepted accounting principles in the United States. The independent directors of our board approved the engagement of PKF and Stanger, reviewed the methodologies used by PKF and Stanger and recommended that the board of directors adopt the estimated NAV.

The determination of NAV involves a number of assumptions and judgments. These assumptions and judgments may prove to be inaccurate. There can be no assurance that a stockholder would realize $10.53 per Class A Share or $10.53 per Class T Share if we were to liquidate or engage in another type of liquidity event today. In particular, the December 31, 2015 NAVs do not give effect to changes in value, investment activities, capital raising activities and shares of common stock issued after December 31, 2015.

The table below sets forth the material items included in the calculation of our estimated NAVs. A summary of the methodologies used by PKF and Stanger, as well as the assumptions and limitations of their work for us, follows the table.

		(in thousands except share and per share amounts; all amounts are as of 12/31/15)
	Real estate appraised value	$427,700
(less)	Fair market value of mortgage debt	(208,544)
(plus)	Net tangible other balance sheet assets and liabilities, adjusted(1)	58,564
	Advisor's interest in disposition proceeds(2)	(4,169)

	Aggregate NAV of common shares(3)	273,550
	NAV allocated to Class A shares(4)	114,537
(less)	Accrued distribution payable for Class A shares	(870)

	NAV available to Class A shareholders	113,668
	Class A shares outstanding	10,792,296
	NAV per Class A share(5)	$10.53
	NAV allocated to Class T shares(4)	159,013
(less)	Accrued distribution payable for Class T shares	(976)
(less)	Accrued distribution and shareholder servicing fee payable	(226)

	NAV available to Class T shareholders(5)	157,811
	Class T shares outstanding	14,983,012
	NAV per Class T share	$10.53

(1)
Comprised substantially of cash and other assets and liabilities of tangible or monetary value based on audited balance sheet as of December 31, 2015 adjusted to add back distribution payable and accrued distribution and shareholder servicing fee

(2)
Numbers may not add up due to rounding.

(3)
Aggregate NAV of common shares allocated between share classes based on shares outstanding as of 12/31/2015

(4)
Rounded to the nearest $0.01.

Appraised Real Estate Value

Summary of Methodology

PKF appraised our real estate portfolio using the income approach of valuation, specifically a discounted cash flow analysis, as well as the sales comparison approach. The income method is a customary valuation method for income-producing properties, such as hotels. While PKF was engaged to appraise the fair market value of our real estate portfolio in the aggregate, the appraisal was based on an analysis of each hotel property in our real estate portfolio. In performing this analysis, PKF reviewed hotel property level information provided by our advisor and our subadvisor, including: property operating data, prior appraisals as available, franchise agreements, management agreements, agreements governing the ownership structure of each property and other property level information. In addition, PKF (i) discussed each hotel in our real estate portfolio with our advisor and subadvisor, (ii) conducted an inspection of each hotel, and (iii) reviewed information from a variety of sources about market conditions for each of our hotels.

After completing the reviews described above, PKF developed a multi-year discounted cash flow analysis for each hotel based on a review of the historical property operating statements for the trailing two years, a review of the 2016 forecasts, 2016 preliminary budget, as well as estimating occupancy, average daily room rate, revenues and expenses for each hotel based on an analysis of market demand. In addition, PKF determined an estimated residual value of each hotel in the final year of the discounted cash flow analysis by estimating the next year's net operating income and capitalizing that income at a capitalization rate indicative of the location, quality and type of the hotel. PKF made deductions for capital expenditures based on discussions with the subadvisor, their review of each property's improvements and estimates of reserves for replacement going forward.

The discount rates and residual capitalization rates used to value our real estate portfolio were applied on a hotel-by-hotel basis, and were selected based on several factors, including industry surveys, discussions with industry professionals, hotel type, franchise, location, age, current room rates and other factors deemed appropriate. The discount rates applied to the estimated net operating cash flow projection of each hotel property ranged from approximately 8.00% to 10.00%, with a weighted average of approximately 8.65%. The residual capitalization rates applied to the hotel properties ranged from approximately 6.00% to 8.00% with a weighted average of approximately 6.65%.

Conclusion as to our Real Estate Portfolio Value

The result of the analysis outlined above was then adjusted where appropriate to reflect our economic ownership interest in each hotel. Based on the analyses outlined above, and subject to the assumptions and limitations below, the "as is" market value of our real estate portfolio as of December 31, 2015 was approximately $427.7 million, reflecting an overall increase of 15.1% from the original purchase price (excluding acquisition costs and operating deficits), plus post-acquisition capital investments. The resulting imputed capitalization rate based on the estimated net operating income of our portfolio for the twelve month period following the valuation date was approximately 6.1%.

Assumptions and Limitations

The appraisal is subject to certain assumptions and limiting conditions, including: (i) PKF assumes no responsibility for matters of a legal nature affecting any of the hotels in our real estate portfolio and title to each property is assumed to be good and marketable and each hotel property is assumed to be free and clear of all liens unless otherwise stated; (ii) the appraisal assumes (a) responsible ownership and competent management of each hotel property, (b) no hidden or unapparent conditions of any hotel property's subsoil or structure that would render such property more or less valuable, (c) full compliance with all applicable federal, state and local zoning, access and environmental regulations and laws, and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which PKF's opinion of value contained in the appraisal is based; (iii) the information upon which PKF's appraisal is based has been provided by or gathered from sources assumed to be reliable and accurate, including information that has been provided to PKF by our advisor and subadvisor, and PKF is not responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, exhibits and other factual matters; (iv) any necessary repairs or alterations to any hotel property in our real estate portfolio are assumed to be completed in a workmanlike manner; (v) the physical condition of the property improvements are based on representations by us and PKF assumes no responsibility for the soundness of structural members or for the condition of mechanical equipment, plumbing or electrical components; (vi) PKF has made no survey of the hotel properties in the portfolio and has assumed that there are no soil, drainage or environmental issues that would impair its opinion of value; (vii) any projections of income and expenses included in the appraisal and the valuation parameters utilized are not predictions of the future; rather, they are PKF's best estimate of current market thinking as of the valuation date relating to future income and expenses and PKF makes no warranty or representation that any such projections will materialize; (viii) PKF's opinion of value represents normal consideration for our portfolio sold unaffected by special terms, services, fees, costs, or credits incurred in a transaction; (ix) the existence of hazardous materials, which may or may not be present at any hotel property, was not disclosed to PKF by our advisor or subadvisor, and PKF has no knowledge of the existence of such materials on or in any hotel property, nor is PKF qualified to detect such hazardous substances and PKF assumes no responsibility for the detection or existence of such conditions as such considerations are not within the scope of PKF's engagement; (x) PKF has assumed that each hotel property is free of any negative impact with regard to the Environmental Cleanup Responsibility Act or any other environmental problems or with respect to non-compliance with the Americans with Disabilities Act (the "ADA") and no investigation has been made by PKF with respect to any potential environmental or ADA problems as such investigation is not within the scope of PKF's engagement; and (xi) PKF's opinions of value do not reflect any potential premium or discount a potential buyer may assign to an assembled portfolio of properties or to a group of properties in a particular local market.

Fair Value of Debt

Summary of Methodology

Stanger performed a valuation of our property-level debt by reviewing available market data for comparable liabilities and applying selected discount rates to the stream of future debt payments. The discount rates were selected based on several factors including U.S. Treasury, London Interbank Offered Rate and Euro Interbank Offered Rate yields as of the valuation date, as well as loan specific items such as loan-to-value ratios, debt service coverage ratios, collateral property location, age and type (i.e. full-service, limited service, etc.), prepayment terms, and maturity and loan origination date. The discount rates ranged from 3.18% to 4.20% with a weighted average of approximately 3.88%.

Conclusion as to Value of Debt

Based on the analysis described above, and subject to the assumptions and limitations discussed below, Stanger determined the aggregate fair market value of our property-level debt to be approximately $208.5 million, as of December 31, 2015.

Assumptions and Limitations

Stanger's valuation of the property-level debt is subject to certain assumptions and limiting conditions, including: (i) Stanger has relied upon the most recent appraised value of the collateral property as provided by W. P. Carey Inc. (the ultimate parent company of our advisor) and has assumed that such value estimate approximates the market value of the collateral property at or around the valuation date; (ii) Stanger has relied upon the most recent operating statements provided to us by W. P. Carey Inc. and has assumed that such operating statements materially represents the current net operating income of the collateral property at or around the valuation date; (iii) Stanger has been provided with loan documents and/or loan summaries, loan payment schedules and other factual loan information by W. P. Carey Inc. and has relied upon and assumed that such information is correct in all material respects and no warranty is given by Stanger as to the accuracy of such information; (iv) Stanger has been provided with descriptive information concerning the collateral properties and has assumed such information is correct and materially representative of the property's condition as of the valuation date; (v) no investigation has been made of, and no responsibility is assumed for legal matters including title or encumbrances and title to the collateral property is assumed to be good and marketable and the collateral property is assumed to be free and clear of liens (other than the mortgage being valued), easements, encroachments and other encumbrances unless otherwise stated in our report, and all improvements are assumed to lie within property boundaries; (vi) information furnished by others, upon which all or portions of Stanger's value opinion is based is believed to be reliable, but has not been verified and no warranty is given as to the accuracy of such information; (vii) it is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can readily be obtained, or renewed for any collateral property use on which the collateral property value proved to Stanger is based; (viii) full compliance with all applicable federal, state and local zoning, use, occupancy, environmental, the Americans with Disabilities Act and similar laws and regulations is assumed; (ix) no responsibility is taken for changes in market conditions and no obligation is assumed to revise Stanger's opinion of value to reflect events or conditions which occur subsequent to the valuation date hereof; (x) responsible ownership and competent property management are assumed for all collateral properties; (xi) all mortgages are assumed to be salable, transferable or assumable between parties and are further assumed not to be in default; and (xii) it is assumed that there are no hidden or unapparent conditions of the collateral property, subsoil, or structures that are not otherwise considered in the property appraised value conclusions provided to Stanger that would affect property value and no responsibility is assumed for such conditions. Stanger's opinion of the property-loan value was predicated on the above assumptions.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our estimated NAVs for a 25 basis points increase and decrease in the residual capitalization rates and discount rates used in calculating the NAVs as of December 31, 2015:

Increase (Decrease) to the NAV Per Share Due To
	Increase of 25 bps	Decrease of 25 bps
Residual Capitalization Rates	$10.27 Class A	$10.82 Class A
	$10.27 Class T	$10.82 Class T
Discount Rates	$10.28 Class A	$10.79 Class A
	$10.28 Class T	$10.79 Class T

 THE OFFERING/PLAN OF DISTRIBUTION

The following table sets forth the offering prices, fees and selling commissions for our Class A Shares and Class T Shares in effect beginning on the date of this Prospectus Supplement.

	Class A Shares	Class T Shares
Offering Price	$11.70	$11.05
Selling Commissions (per share price)(1)	$0.82	$0.22
Dealer Manager Fee (per share price)(2)	$0.35	$0.30
Annual Distribution and Shareholder Servicing Fee(3)	None	1% of NAV

(1)
All of the selling commissions will be re-allowed to the selected dealers.

(2)
Some or all of the dealer manager fee may be re-allowed to the selected dealers.

(3)
We will cease paying this fee at the earlier of: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); and (ii) the sixth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our DRIP offering) terminates. We cannot predict if or when this will occur.

The volume discount tables under the caption "The Offering/Plan of Distribution—Volume Discounts" on page 190 of our Prospectus are superseded in their entirety by the following:

Class A Shares

Dollar Volume of Shares Purchased For A "Single" Purchaser	Purchase Price Per Share to Investors	Selling Commission Per Share Price For Incremental Share In Volume Discount Range
$2,000 – $500,000	$11.70	7.0%
500,001 – 1,000,000	$11.58	6.0%
1,000,001 – 2,000,000	$11.47	5.0%
2,000,001 – 3,000,000	$11.35	4.0%
3,000,001 – 5,000,000	$11.23	3.0%

Class T Shares

Dollar Volume of Shares Purchased for A "Single" Purchaser	Purchase Price Per Share to Investors	Selling Commission Per Share Price For Incremental Share in Volume Discount Range
$2,000 – $1,000,000	$11.05	2.0%
$1,000,001 – 5,000,000	$10.94	1.0%

As described in "Plan of Distribution," we may sell Class A shares in our offering to certain categories of investors. As a result of the changes to our offering price, the new discounted prices are as follows:

  •
  $10.88 for Class A shares for sales to wrap accounts, participating broker dealers with alternative fee arrangements, registered investment advisors, fiduciaries and institutional investors.

  •
  $10.76 for Class A shares for sales to closed-end investment companies, closed-end funds and private equity or wealth management funds.

  •
  $10.88 for Class A shares and $10.83 for Class T shares for sales to selected dealers, their retirement plans, their representatives, employees and family members, IRAs and the qualified plans of their representatives.

  •
  $10.53 for Class A or T shares for sales to our officers and directors and their family members, as well as our advisor, subadvisor and its affiliates and the officers, directors, and employees of our advisor, subadvisor and its affiliates and their family members and if approved by our board, consultants.

In addition, the dealer manager may elect to waive all or a portion of its dealer manager fee in respect of sales to the categories of investors listed above.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following section is added after the caption "Further Information" beginning on page 198 of our prospectus:

In this prospectus, we "incorporate by reference" certain information we filed with the SEC, which means that we may disclose important information to you by referring you to other documents that we have previously filed with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 14, 2016;

  •
  our Current Report on Form 8-K, filed on March 14, 2016;

  •
  our Current Report on Form 8-K, filed on February 17, 2016;

  •
  our Current Report on Form 8-K, filed on January 28, 2016;

  •
  our Current Report on Form 8-K/A, filed on January 20, 2016;

  •
  our Current Report on Form 8-K, filed on December 23, 2015;

  •
  our Current Report on Form 8-K, filed on November 9, 2015;

  •
  our Current Report on Form 8-K/A, filed on August 14, 2015;

  •
  our Current Report on Form 8-K/A, filed on July 17, 2015;

  •
  our Current Report on Form 8-K/A, filed on June 17, 2015;

  •
  our Current Report on Form 8-K, filed on June 4, 2015; and

  •
  our Current Report on Form 8-K, filed on May 7, 2015.

CAREY WATERMARK INVESTORS 2 INCORPORATED

Supplement No. 8 dated February 24, 2016
to the Prospectus dated April 13, 2015

This Supplement No. 8 supersedes and replaces the following prior supplements to our prospectus dated April 13, 2015: Supplement No. 1 dated May 18, 2015, Supplement No. 2 dated June 12, 2015, Supplement No. 3 dated July 9, 2015, Supplement No. 4 dated August 17, 2015, Supplement No. 5 dated September 4, 2015, Supplement No. 6 dated September 30, 2015 and Supplement No. 7 dated November 23, 2015. This Supplement No. 8 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus and the additional information incorporated by reference herein and described under the heading "Incorporation by Reference" in this Supplement No. 8. Capitalized terms used in this Supplement No. 8 have the same meanings in the prospectus unless otherwise stated herein.

SUITABILITY STANDARDS

The Iowa suitability standard under the caption "Suitability Standards" on page i of our Prospectus is superseded in its entirety by the following:

Iowa — Each investor in Iowa must have either (i) minimum net worth of $100,000 (exclusive of home, auto and furnishings) and an annual income of $70,000 or (ii) minimum net worth of $350,000 (exclusive of home, auto and furnishings). The maximum investment in CWI 2 cannot exceed 10% of an Iowa resident's liquid net worth. Liquid net worth is defined as the portion of net worth which consists of cash and cash equivalents and readily marketable securities.

The Nebraska suitability standard under the caption "Suitability Standards" on page ii of our Prospectus is superseded in its entirety by the following:

Nebraska — An investment in CWI 2 and in the securities of other non-publicly traded real estate investment trusts (REITs) by a Nebraska investor should not exceed 10% of the investor's net worth exclusive of home, home furnishings, and automobiles. An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

On September 15, 2015 we reached the minimum aggregate closing amount for Pennsylvania investors, and therefore the final paragraph beginning on page ii in the "Suitability Standards" section of our prospectus has been deleted in its entirety.

On June 18, 2015, we reached the minimum aggregate closing amount for Washington investors, and therefore the third full paragraph in the "Suitability Standards" section on page iii of our prospectus, has been deleted in its entirety.

 PROSPECTUS SUMMARY

The third bullet point under the caption "Prospectus Summary — Class T Shares" on page 3 of our prospectus is superseded in its entirety by the following:

Class T Shares purchased in the primary offering pay distribution and shareholder servicing fees, which may increase the cost of your investment and may cost you more than paying other types of selling commissions. A purchaser of Class T Shares will pay approximately $0.0236 (i.e., 0.0025 × the initial public offering price of $9.45 per share) per Class T Share per quarter in shareholder distribution and servicing fees for each quarter from the date of purchase until we begin determining an NAV per Class T Share. Thereafter, a Class T shareholder will pay approximately 0.0025 multiplied by the per share NAV per quarter. No shareholder distribution and servicing fees will be payable after the sixth anniversary of the end of the quarter in which this offering terminates, and the fees may end sooner if the total underwriting compensation that is paid in respect of the offering reaches 10% of the gross offering proceeds or if we undertake a liquidity event before that sixth anniversary. Volume discounts applied to purchases of Class A Shares lower the overall amount of underwriting compensation paid, which in turn will extend the period during which you would pay distribution and shareholder servicing fees on Class T Shares, but not beyond the earlier of: that sixth anniversary, underwriting compensation reaching 10% of the gross offering proceeds, or a liquidity event.

The second paragraph under the caption "Prospectus Summary — Class T Shares" on page 3 of our prospectus is superseded in its entirety by the following:

The fees and expenses listed above, including the distribution and shareholder servicing fee, will be allocated on a class-specific basis. The payment of class-specific expenses is expected to result in different amounts of distributions being paid with respect to each class of shares. Specifically, we expect to reduce the amount of distributions that would otherwise be paid on Class T Shares to account for the ongoing distribution and shareholder servicing fees payable on Class T Shares. All shares in a class will receive the same per share amount of distributions.

 DESCRIPTION OF THE PROPERTIES

The information under the caption "Prospectus Summary — Investment in Marriott Sawgrass Golf Resort & Spa" beginning on page 7 of our prospectus is superseded in its entirety by the following:

The table below specifies the hotel, city, state, acquisition date, ownership percentage, number of guest rooms and type of hotel for each of the hotels in which we had ownership interests as of the date of this prospectus.

General Property Information
Hotel	City	State	Acquisition Date	Ownership Percentage	Rooms	Type of Hotel
Marriott Sawgrass Golf Resort & Spa(1)	Ponte Vedra Beach	FL	April 1, 2015	50%	511	Resort
Courtyard Nashville Downtown	Nashville	TN	May 1, 2015	100%	192	Select-Service
Ritz-Carlton Key Biscayne(2)	Key Biscayne	FL	May 29, 2015	19.33%	480	Resort
Embassy Suites by Hilton Denver-Downtown/Convention Center	Denver	CO	November 4, 2015	100%	403	Full-Service
Seattle Marriott Bellevue	Bellevue	WA	January 22, 2016	95.4%	384	Full-Service

					1,970

(1)
The hotel is jointly-owned with CWI 1.

(2)
The hotel is jointly-owned with CWI 1 and a third party, which own 47.336% and 33.33%, respectively. Includes 178 condo-hotel units that participated in the resort rental program at September 30, 2015.

 OUR OFFERING AND ISSUANCES THROUGH OUR DISTRIBUTION REINVESTMENT PLAN

The following section is inserted before the caption "Summary — Financing Strategy" on page 8 of our prospectus:

We are offering up to $1,400,000,000 in shares of our common stock, and an additional $600,000,000 in shares of common stock through our distribution reinvestment plan. As of January 27, 2016, we have issued 29,819,319 shares of our common stock (comprised of 12,211,551 Class A Shares and 17,607,768 Class T Shares) raising aggregate gross proceeds of approximately $287.7 million as follows ($ in thousands):

Period	Class A Shares	Class T Shares	Total
April 2015	$—	$—	$—
May 2015	2,859	827	3,686
June 2015	5,121	8,156	13,277
July 2015	8,277	9,175	17,452
August 2015	12,122	13,986	26,108
September 2015	12,450	19,485	31,935
October 2015	15,771	22,306	38,077
November 2015	16,419	24,662	41,081
December 2015	32,726	42,632	75,358
January 2016	16,786	27,504	44,290

In addition, as of February 3, 2016, we have issued 69,028 Class A Shares ($662,671) and 96,793 Class T Shares ($877,918) through our distribution reinvestment plan.

We currently intend to obtain an estimated net asset value per Class A share and Class T share ("NAVs") based primarily on an independent valuation of our real estate assets and our indebtedness as of December 31, 2015. We will announce the NAVs in our public filings when they are available, which we currently expect will be on or about the time of the filing of our 2015 annual report on Form 10-K in March 2016. The NAVs may be higher or lower than our current offering prices of $10.00 per Class A share and $9.45 per Class T share. We will temporarily suspend the offering prior to the determination of the NAVs to allow us to update our prospectus and other public disclosure as needed and to facilitate the orderly processing of sales. We intend to adjust the offering prices and redemption prices based on the NAVs and resume the current offering reflecting the new offering and redemption prices. We may sell our shares in the current offering until December 31, 2016 unless the shares become fully subscribed or our board of directors determines to suspend or terminate the offering sooner or extend the offering.

 MANAGEMENT COMPENSATION

The following section is inserted before the caption "Summary — Financing Strategy" on page 8 of our prospectus:

W. P. Carey, CLA, Carey Financial, and their affiliates earned the compensation and expense reimbursements shown below in connection with their services during the nine months ended September 30, 2015 and the period from inception (May 22, 2014) through December 31, 2014. All fees and expenses that have been paid or accrued during such periods are reflected in the table. We pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to achieving performance criteria.

				Inception (May 22, 2014) through
	Nine Months Ended
							Since Inception
	September 30, 2015			December 31, 2014
(In thousands)	Paid(a)	Accrued	Total	Paid	Accrued	Total	Total(b)
Organization and Offering Stage
Organization and offering expenses(c)	$2,239	$1,359	3,598	$—	$108	$108	$3,706
Selling commissions paid in connection with the offering(d)	3,625	49	3,674	—	—	—	3,674
Dealer manager fee(e)	2,593	42	2,635	—	—	—	2,635

	8,457	1,450	9,907	—	108	108	10,015

Acquisition and Operation Stage
Acquisition fee	1,742	—	1,742	—	—	—	1,742
Reimbursement of expenses incurred in connection with CLA's provision of services to us(f)	249	158	407	—	—	—	407
Asset management fees	404	100	504			—	504
Special general partner profits interest distributions to Carey Watermark Holdings 2	177	—	177			—	177
Payments to independent directors and employees of the subadvisor	59	4	63	—	—	—	63

	2,631	262	2,893	—	—	—	2,893

Total	$11,088	$1,712	$12,800	$—	$108	$108	$12,908

(a)
Amounts paid during the nine months ended September 30, 2015 represent payments made during that period that relate to that period only.

(b)
Represents total incurred during the period from inception (May 22, 2014) to September 30, 2015. Of this amount, $1.7 million is accrued and unpaid at September 30, 2015.

(c)
From inception through September 30, 2015, our advisor incurred organization and offering costs on our behalf of approximately $3.7 million, all of which we were obligated to pay. Unpaid costs of $1.4 million were accrued at September 30, 2015.

(d)
These fees are initially paid to Carey Financial and then re-allowed to selected dealers.

(e)
These fees are initially paid to Carey Financial, and Carey Financial may re-allow a portion of such fees to selected dealers.

(f)
CWI 2 reimbursed CLA for the services of Michael G. Medzigian, our chief executive officer, a total of $0.1 million for the nine months ended September 30, 2015.

 REDEMPTION PLAN

The information under the caption "Prospectus Summary — Redemption Plan" on page 21 of our prospectus is superseded in its entirety by the following:

We have adopted a discretionary redemption plan that allows our stockholders who hold shares purchased directly from us for at least one year to request that we redeem all or a portion of their shares, subject to the limitations and in accordance with the procedures outlined in this prospectus. The redemption plan is described under the heading "Redemption of Shares" in the "Description of Shares" section of this prospectus.

Through September 30 2015, we did not receive any requests to redeem shares of our common stock pursuant to our redemption plan. Our board of directors has the ability, in its sole discretion, to amend or suspend the plan or to waive any specific condition if it is deemed to be in our best interest.

RISK FACTORS

The sixth, seventh and eighth bullet points under the caption "Prospectus Summary — Risk Factors — Risks Related to this Offering" on page 9 of our prospectus are replaced in their entirety by the following:

  •
  We or our board of directors may change our investment policies, including our targeted class of investments, without stockholder notice or approval, which could change the nature of your investment and adversely affect our ability to achieve our investment objectives.

  •
  As a new investor, you will experience substantial dilution in the net tangible book value of your shares equal to the offering costs associated with your shares.

The risk factor captioned "Our distributions will likely exceed our earnings during the period before we have substantially invested the net proceeds from this offering and may be paid without limit from offering proceeds, borrowings or sales of assets, without limitation, which would reduce amounts available for the acquisition of properties or require us to repay such borrowings, both of which could reduce your overall return" on page 23 of our prospectus is superseded in its entirety by the following:

The amount of any distributions we may make is uncertain. We expect to use offering proceeds, borrowings, assets sale proceeds or other sources of cash, without limitation, to pay distributions in the future until we have substantially invested the net proceeds of this offering. In addition, we expect that our distributions will exceed our earnings until we have substantially invested the net proceeds of this offering. For the nine months ended September 30, 2015, 93% of distribution coverage was obtained from cash flow from operations and 93% was obtained from funds from operations. Distributions in excess of our earnings and profits could constitute a return of capital for U.S. federal income tax purposes. If we fund distributions from financings, then such financings will need to be repaid. If we fund distributions from offering proceeds, then we will have fewer funds available for the acquisition of properties, and if we fund distributions with asset sale proceeds, we will not be able to benefit from those assets in the future. Financing distributions in any of the foregoing ways may affect our ability to generate future cash flows from operations and, therefore, reduce your overall return. In addition, since there may be a delay between the raising of offering proceeds and their investment in lodging or lodging-related properties, if we fund distributions from offering proceeds during the stages of the offering prior to the investment of a material portion of the offering proceeds, persons who acquire shares relatively early in this offering, as compared with later stockholders, may receive a greater return of offering proceeds as part of the earlier distributions to our stockholders.

The risk factor captioned "Stockholders' equity interests may be diluted" on page 23 of our prospectus is superseded in its entirety by the following:

Stockholders' equity interests may be diluted.

Our stockholders do not have preemptive rights to any shares of common stock issued by us in the future. Therefore, if we (1) sell shares of common stock in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into our common stock, (3) issue common stock in a private placement to institutional investors, (4) issue shares of common stock to our independent directors or to the advisor and its affiliates for payment of fees in lieu of cash, (5) issue shares of common stock under our 2015 Equity Incentive Plan or (6) redeem shares of common stock pursuant to our redemption program prior to obtaining an estimated NAV, then existing stockholders and investors purchasing shares in this offering will experience dilution of their percentage ownership in us. Depending on the terms of such transactions, most notably the offer price per share, which may be less than the per share proceeds received by us in this offering, and the value of our properties and our other investments, existing stockholders might also experience a dilution in the book value per share of their investment in us.

The following risk factor is inserted after the risk factor "Our advisor, subadvisor and their respective affiliates and common directors with CWI 1 may be subject to conflicts of interest" on page 29 of our prospectus:

The subadvisor would likely assert a lack of fiduciary duty as a defense to claims.

The subadvisor and its affiliated principals believe that they are not in a fiduciary relationship to our stockholders and may assert this position as a defense in any legal proceeding or claim asserting a breach of fiduciary duties by the subadvisor.

The risk factor captioned "If we were considered to actually or constructively pay a 'preferential dividend' to certain of our stockholders, our status as a REIT could be adversely affected" on page 43 of our prospectus is hereby deleted in its entirety.

 DILUTION

The following section is inserted before the caption "Selected Financial Data" on page 52 of our prospectus:

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets minus total liabilities and excluding certain intangible items and noncontrolling interests, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate and real estate related assets and liabilities diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. For example, if our assets have appreciated in value since acquisition, or depreciated in a manner that is different than GAAP straight-line depreciation, our net tangible book value would not reflect this. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and dealer manager fees re-allowed by our dealer manager to participating broker dealers. As of September 30, 2015, our net tangible book value per share was $8.35. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at September 30, 2015 was $10.00 per share for Class A and $9.45 per share for Class T. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

 SELECTED FINANCIAL DATA

The information under the caption "Selected Financial Data" on page 52 of our prospectus is superseded in its entirety by the following:

The following table sets forth selected operating and balance sheet information on a consolidated historical basis. This information is only a summary and should be read in conjunction with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes to those financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which is incorporated herein by reference.

The historical operating and balance sheet information as of and for the nine months ended September 30, 2015 and from Inception (May 22, 2014) through September 30, 2014 have been derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.

(In thousands, except per share and statistical data)	Nine Months Ended September 30, 2015	Inception (May 22, 2014) through September 30, 2014
Operating Data(a)
Total revenues	$31,511	$—
Acquisition-related expenses	8,184	—
Net loss	(5,504)	(36)
Income attributable to noncontrolling interests	(1,216)	—
Net loss attributable to CWI 2	(6,720)	(36)
Basic and diluted loss per share:
Net loss attributable to CWI 2 Class A	(3.40)	(1.00)
Net loss attributable to CWI 2 Class T	(3.46)	—
Distributions declared per share to CWI 2 Class A(b)	0.2275	—
Distributions declared per share to CWI 2 Class T(b)	0.1917	—
Balance Sheet Data
Total assets	319,187	200
Net investments in real estate(c)	228,476	—
Non-recourse debt	108,700	—
Due to related parties and affiliates(d)(e)	79,773	36
Other Information
Net cash used in operating activities	(1,573)	—
Cash distributions paid	45	—
Supplemental Financial Measures
FFO attributable to CWI 2 stockholders	(4,514)	N/A
MFFO attributable to CWI 2 stockholders	3,699	N/A
Consolidated Hotel Operating Statistics(f)
Occupancy	77.00%	N/A
ADR	182.35	N/A
RevPAR	140.47	N/A

(a)
We acquired our first Consolidated Hotel in April 2015.

(b)
For the second and third quarters of 2015, $0.013 and $0.025, respectively, of the distribution was payable in shares of our Class A common stock and $0.012 and $0.024 was payable in shares of our Class T common stock, respectively.

(c)
Net investments in real estate consist of Net investments in hotels and Equity investments in real estate.

(d)
Amounts due to related parties and affiliates do not include accumulated organization and offering costs incurred by our advisor in excess of 4% of the gross proceeds from the offering and distribution reinvestment plan if the gross proceeds are less than $500.0 million, 2% of the gross proceeds from the offering if the gross proceeds are $500.0 million or more but less than $750.0 million, and 1.5% of the gross proceeds from the offering if the gross proceeds are $750.0 million or more. Through September 30, 2015, our advisor incurred organization and offering costs on our behalf of approximately $3.7 million, all of which we were obligated to pay. Unpaid costs of $1.4 million were included in Due to affiliates in the consolidated financial statements at September 30, 2015.

(e)
At September 30, 2015, this balance was primarily comprised of amounts payable to WPC for borrowings on an unsecured loan that was made to us for the purpose of facilitating acquisitions. As of the date of this prospectus, the amount that was outstanding at September 30, 2015 was repaid in full.

(f)
Represents statistical data for our Consolidated Hotels during our ownership period.

 SUPPLEMENTAL FINANCIAL MEASURES

The following section is inserted after the section "Selected Financial Data" on page 52 of our prospectus.

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO and MFFO, which are supplemental non-GAAP measures defined by our management. We believe that these non-GAAP measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and MFFO and reconciliations of FFO and MFFO to the most directly comparable GAAP measures are provided below.

FFO and MFFO

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., or NAREIT, an industry trade group, has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization; and after adjustments for unconsolidated partnerships and jointly-owned investments. Adjustments for unconsolidated partnerships and jointly-owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above. However, NAREIT's definition of FFO does not distinguish between the conventional method of equity accounting and the hypothetical liquidation at book value method of accounting for unconsolidated partnerships and jointly-owned investments.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time. While impairment charges are excluded from the calculation of FFO described above, due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect in 2009. These other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, such as acquisition fees that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly-registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. We intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) not later than six years following the conclusion of our initial public offering. Thus, we intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, an industry trade group, has standardized a measure known as MFFO, which the Investment Program Association has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental non-GAAP measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and once essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance, with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

We define MFFO consistent with the Investment Program Association's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the Investment Program Association in November 2010. This Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the hypothetical liquidation model where such payments reduce our equity in earnings of equity method investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for Consolidated and Unconsolidated Hotels, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized. While we are responsible for managing interest rate and hedge risk, we retain an outside consultant to review all our hedging agreements. Since interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such infrequent gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the Investment Program Association's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, fair value adjustments of derivative financial instruments and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as infrequent items or items that are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for assessing operating performance. We account for certain of our equity investments using the hypothetical liquidation model which is based on distributable cash as defined in the operating agreement.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs, which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that MFFO and the adjustments used to calculate it allow us to present our performance in a manner that takes into account certain characteristics unique to non-listed REITs, such as their limited life, defined acquisition period and targeted exit strategy, and is therefore a useful measure for investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO and MFFO accordingly.

FFO and MFFO were as follows (in thousands):

	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Net income (loss) attributable to CWI 2 stockholders	$49	$(6,720)
Adjustments:
Depreciation and amortization of real property	1,864	3,497
Proportionate share of adjustments for partially-owned entities — FFO adjustments	(612)	(1,291)

Total adjustments	1,252	2,206
FFO attributable to CWI 2 stockholders — as defined by NAREIT	1,301	(4,514)
Acquisition expenses(a)	323	8,184
Realized loss on derivative instrument	—	30
Above-market parking garage lease amortization, net	(30)	(30)
Proportionate share of adjustments for partially owned entities — MFFO adjustments	(1)	29

Total adjustments	292	8,213

MFFO attributable to CWI 2 stockholders	$1,593	$3,699

(a)
In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

 DISTRIBUTIONS

We make distributions on a quarterly basis. Aggregate quarterly distributions declared for the period from inception (May 22, 2014) through September 30, 2015 were as follows:

				Non-Cash Distributions
					Sources of Total Cash Distributions				Sources of Total Cash Distributions
	Cash Distributions (Class A and Class T)
				Total Class A and Class T Common Stock(2)	Funds from Operations(3)		Offering Proceeds		Cash flow from Operations(3)	Coverage %(4)	Offering Proceeds
For the Period Ended	Total	Cash(1)	Reinvested			Coverage %(4)		%				%
				(Number of Shares)
Cumulative through September 30, 2015	$623,407	$240,262	$383,145	13,798	$577,134	93%	$46,273	7%	$577,134	93%	$46,273	7%

September 30, 2015(5)	$577,134	$221,691	$355,443	12,799	577,134	100%	—	0%	577,134	100%	—	0%
June 30, 2015(6)	$46,273	$18,571	$27,702	998	—	0%	46,273	100%	—	0%	46,273	100%

(1)
Cash distributions were paid within fifteen days following the end of the stated period.

(2)
We distributed 6,353 shares of Class A common stock and 7,445 shares of Class T common stock, which were determined based on initial public offering prices of $10.00 per share and $9.45 per share, respectively.

(3)
FFO and cash flow from operations, respectively, are first applied to current period distributions, then to any deficit from prior period cumulative negative FFO and prior period cumulative negative cash flow, respectively, and finally to future period distributions. Amounts shown in the table represent the portion of FFO and cash flow from operations used for distributions only. On a cumulative basis, both FFO and cash flow from operations includes $8.2 million related to acquisition costs. FFO and cash flow from operations do not necessarily correlate to taxable income.

(4)
Coverage represents amount of total distributions sourced by FFO or cash flow from operations, as applicable.

(5)
$0.025 and $0.024 of this distribution during the period was payable in shares of our Class A common stock and Class T common stock, respectivley.

(6)
$0.013 and $0.012 of this distribution during the period was payable in shares of our Class A common stock and Class T common stock, respectivley.

Our objectives are to generate sufficient cash flow over time to provide stockholders with increasing distributions and to seek investments with potential for capital appreciation throughout varying economic cycles. We have funded all of our cash distributions paid to date using offering proceeds and we will likely do so in the future until we have substantially invested the proceeds of this offering. In determining our distribution policy during the periods we are raising funds and investing capital, we place primary emphasis on projections of FFO, together with equity distributions in excess of equity income in real estate, from our investments, rather than on historical results of operations (though these and other factors may be a part of our consideration). In setting a distribution rate, we thus focus primarily on expected returns from those investments we have already made, as well as our anticipated rate of future investment, to assess the sustainability of a particular distribution rate over time.

Funding of distributions with offering proceeds will potentially cause us to have less real estate and other real estate-related assets that may generate a return for us and our investors, because the distributions are from an investor's basis in their shares. Any distribution of an investor's basis is not an investment return based on net income, nor is it based on operational cash flow or any other financial metric used to measure increased value to us. Unless there is an increase in the underlying fair value of the assets held in us that is greater than the net of revenues and all expenses and taxes associated with our operations in the aggregate, we will generally be issuing distributions of basis and will not be creating any value for our stockholders.

 OUR LODGING PORTFOLIO

The following section is inserted before the caption "Investment Objectives, Procedures and Policies" beginning on pages 54 of our prospectus:

As of the date of this prospectus, we owned interests in five hotels whose locations are depicted in the map below:

Key	Asset Name	Location
1	Marriott Sawgrass Golf Resort & Spa	Ponte Vedra Beach, FL
2	Courtyard Nashville Downtown	Nashville, TN
3	Ritz-Carlton Key Biscayne	Key Biscayne, FL
4	Embassy Suites by Hilton Denver-Downtown/Convention Center	Denver, CO
5	Seattle Marriott Bellevue	Bellevue, WA

The table below sets forth information with respect to our hotels as of the date of this prospectus (dollars in thousands).

Hotels	State	Acquisition Date	Rooms	Type of Hotel	CWI 2 Ownership %	CWI 2 Contractual Purchase Price	CWI 2 Initial Investment(1)	Acquisition Fees Paid to Advisor(2)	Initial Debt(3)	Interest Rate	Maturity Date
Consolidated Hotels
Marriott Sawgrass Golf Resort and Spa(4)	FL	April 1, 2015	511	Resort	50%	$37,170	$24,764	$1,996	$66,700	4.00%	11/2019
Courtyard Nashville Downtown(5)	TN	May 1, 2015	192	Select-Service	100%	57,900	58,498	1,746	42,000	3.18%	05/2019
Embassy Suites by Hilton Denver-Downtown/Convention Center	CO	November 4, 2015	403	Full-Service	100%	170,000	168,809	4,483	100,000	3.9%	12/2022
Seattle Marriott Bellevue(6)	WA	January 22, 2016	384	Full-Service	95.4%	179,000	*	4,674	100,000	3.88%	01/2020

Total			1,490			$444,070		$12,899	$308,700

Unconsolidated Hotels
Ritz-Carlton Key Biscayne(7)	FL	May 29, 2015	480	Resort	19.30%	$61,300	$37,599	$1,862	$164,000	6.09%	06/2017

Total			1,970			$505,370		$14,761	$472,700

(1)
Amounts for our initial investment represent the fair value of net assets acquired less the fair value of noncontrolling interests, exclusive of acquisition expenses and the fair value of any debt assumed, at time of acquisition. An asterisk indicates that it is not practicable to disclose the investment amount given the period of time between the acquisition date and the date of this prospectus.

(2)
Amount represents our portion of the acquisition fees paid to the advisor.

(3)
Debt is property level, non-recourse and excludes loans from the advisor.

(4)
The hotel is jointly-owned with CWI 1. Pursuant to the joint venture agreement between CWI 1 and us, if the joint venture partners cannot agree on a major decision, then either partner could propose to sell its interest or purchase the interest of the other partner as a means of resolving the impasse. The equity portion of the purchase price was funded in full with a $37.2 million loan from an affiliate of our advisor, which was repaid in full in December 2015. The mortgage loan is for up to $78.0 million, of which $66.7 million had been drawn at the date of acquisition. The mortgage loan has a variable interest rate, subject to an interest rate cap. The interest rate presented represents the interest rate in effect at March 27, 2015. The mortgage loan is interest-only.

(5)
The equity portion of the purchase price was funded in full with a $27.9 million loan from an affiliate of our advisor, which was repaid in full in December 2015. The mortgage loan has a variable interest rate, subject to an interest rate cap. The interest rate presented represents the interest rate in effect at May 1, 2015. The mortgage loan is interest-only for 24 months.

(6)
The hotel is jointly owned with a third party. The equity portion of the purchase price was funded in part with a $20.0 million loan from an affiliate of our advisor. The mortgage loan has a variable interest rate, which is effectively fixed through the use of an interest rate swap. The interest rate presented represents the interest rate in effect at January 22, 2016. The mortgage loan is interest-only for 36 months.

(7)
The hotel is jointly owned with CWI 1 and a third party. At September 30, 2015, the number of rooms also included 178 condo-hotel units that participated in the resort rental program. The equity portion of the purchase price was funded in full with a $37.4 million loan from an affiliate of our advisor, which was repaid in full in December 2015. The $164.0 million in assumed debt is comprised of a Note A for $160.0 million with an interest rate of 6.09% and a Note B for $4.0 million with an interest rate of 9.66%, both with a maturity date of June 2017.

We used borrowings from W. P. Carey to fund the equity portion of the purchase prices of the Marriott Sawgrass Golf Resort & Spa, the Courtyard Nashville Downtown, the Ritz-Carlton Key Biscayne and the Seattle Marriott Bellevue properties. In April 2015, our board of directors and the board of directors of W.P. Carey approved unsecured loans to us and CWI 1 of up to an aggregate of $110,000,000, at an interest rate equal to the rate at which W.P. Carey is able to borrow funds under its senior unsecured credit facility, for the purpose of facilitating acquisitions that we might not otherwise have sufficient available funds to complete. In December 2015, CWI 1's portion of the line of credit was terminated. The interest rate on the loans for the Marriott Sawgrass Golf Resort & Spa, the Courtyard Nashville Downtown and the Ritz-Carlton Key Biscayne properties were LIBOR plus 1.1% and were repaid in full in December 2015. The interest rate on the loan for the Seattle Marriott Bellevue property is LIBOR plus 1.1% and the maturity date of the loan is February 17, 2016.

The following tables present occupancy, ADR and RevPAR of the hotels in which we had an ownership interest as of the date of this prospectus for 2010 through September 30, 2015, including periods prior to ownership.

Occupancy(1)
Hotel	2010	2011	2012	2013	2014	2015
Marriott Sawgrass Golf Resort & Spa	68.0%	65.6%	65.2%	62.0%	68.2%	71.9%
Courtyard Nashville Downtown	76.1%	78.0%	78.0%	81.7%	84.2%	82.1%
Ritz-Carlton Key Biscayne	79.5%	77.4%	76.0%	78.8%	76.1%	73.3%
Embassy Suites by Hilton Denver-Downtown/Convention Center	7.0% (2)	64.4%	72.0%	74.6%	79.2%	79.8%
Seattle Marriott Bellevue(3)	N/A	N/A	N/A	N/A	N/A	64.7%

(1)
Occupancy is the percentage of rooms sold divided by rooms available.
(2)
The Embassy Suites by Hilton Denver-Downtown/Convention Center opened in December 2010.
(3)
The Seattle Marriott Bellevue opened in July 2015.

ADR(1)
Hotel	2010		2011	2012	2013	2014	2015
Marriott Sawgrass Golf Resort & Spa	$131.77		$135.19	$146.76	$153.47	$156.26	$164.98
Courtyard Nashville Downtown	$134.35		$146.19	$160.35	$184.69	$208.13	$223.66
Ritz-Carlton Key Biscayne	$322.61		$355.42	$371.74	$396.83	$408.20	$424.74
Embassy Suites by Hilton Denver-Downtown/Convention Center	$120.62	(2)	$163.41	$163.27	$174.30	$182.47	$190.77
Seattle Marriott Bellevue(3)	N/A		N/A	N/A	N/A	N/A	$233.30

(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.
(2)
The Embassy Suites by Hilton Denver-Downtown/Convention Center opened in December 2010.
(3)
The Seattle Marriott Bellevue opened in July 2015.

RevPAR(1)
Hotel	2010		2011	2012	2013	2014	2015
Marriott Sawgrass Golf Resort & Spa	$89.54		$88.70	$95.66	$95.10	$106.53	$118.62
Courtyard Nashville Downtown	$102.26		$114.01	$125.05	$150.83	$175.34	$183.73
Ritz-Carlton Key Biscayne	$256.52		$275.01	$282.68	$312.64	$310.46	$311.50
Embassy Suites by Hilton Denver-Downtown/Convention Center	$8.44	(2)	$105.30	$117.62	$129.98	$144.44	$152.24
Seattle Marriott Bellevue(3)	N/A		N/A	N/A	N/A	N/A	$150.87

(1)
RevPAR is room revenue divided by available rooms.
(2)
The Embassy Suites by Hilton Denver-Downtown/Convention Center opened in December 2010.
(3)
The Seattle Marriott Bellevue opened in July 2015.

Hotel	Renovations
Marriott Sawgrass Golf Resort & Spa	An estimated $20.8 million property renovation commenced during the second quarter of 2015 and is being completed over several phases with full completion expected to occur in the third quarter of 2016. All guestrooms and public spaces are expected to be renovated, as well as the Cabana Beach Club, pool and resort amenity enhancements. The renovation is expected to be funded through future renovation draws on the related mortgage loan, amounts held in escrow and our cash accounts.
Courtyard Nashville Downtown
An estimated $1.1 million property renovation commenced during the fourth quarter of 2015 and is currently expected to be completed by the second quarter of 2016. The scope includes limited guestroom renovation work in addition to public space enhancements. The renovation work is expected to be funded through amounts held in escrow.
Ritz-Carlton Key Biscayne
An estimated $14.0 million renovation is planned for the hotel, of which $2.5 million was funded at closing, with the remainder expected to be funded from amounts held in escrow and our cash accounts. All of the guest rooms and condo-hotel units are scheduled to receive a full replacement of all soft goods, along with various bathroom upgrades. Renovation of the condo-hotel units will be paid by their owners. The renovation is currently anticipated to be completed in the fourth quarter of 2016.
Embassy Suites by Hilton Denver-Downtown/Convention Center
An estimated $4.5 million property renovation is planned for the hotel, of which $4.0 million was funded at closing, with the remained expected to be funded from hotel operating cash accounts. The public spaces and guestrooms will receive replacement of soft goods. Renovation work is currently anticipated to be completed in second quarter 2017.

 INDUSTRY INFORMATION

The information beginning in the last paragraph on page 58 through the chart on page 69 under the caption "Investment Objectives, Procedures and Policies" of our prospectus is superseded in its entirety by the following:

Overview

Lodging properties can provide a potentially effective inflation hedge as hotel operators can adjust room rates on nearly a daily basis utilizing advanced yield management systems, reflecting real-time market conditions. Typical lease terms for major property types are set forth in the table below.

Source: CWI 2 Management

Transaction volumes for both commercial real estate and hotels declined significantly in 2008 and 2009. According to Real Capital Analytics, commercial real estate sales volume declined from $410 billion in 2007 to $121 billion and $52 billion in 2008 and 2009, respectively. As illustrated in the chart below, according to Jones Lang LaSalle Hotels, the aggregate value of sale transactions involving hotels in the

Americas, which includes both North and South America, has increased in each of the last five years; however, it remains well below the peak experienced in 2007.

Source: Data obtained from information that Jones Lang LaSalle Hotels generally makes available on a public basis.

The CMBS market had been a growing and important source of commercial real estate debt capital, that source of capital effectively collapsed in 2008 as the broader markets experienced financial crisis and recession.

Source: Commercial Mortgage Alert

This decline in the CMBS market coincided with reduced bank lending and more conservative underwriting guidelines. According to the Federal Deposit Insurance Corporation (the "FDIC"), in its fourth quarter 2009 Quarterly Banking Profile, total assets of insured institutions declined by $731.7 billion, or 5.3%, in 2009, which is the largest annual percentage decline since the inception of the FDIC in 1933. In 2011 and 2012, total assets of insured institutions increased 4.2% and 4.0%, respectively, year-over-year, significantly lower than annual growth rates from 2004 to 2008. One result of these conditions is that commercial real estate debt availability declined precipitously during 2008 to 2009, contributing to reduced sales transactions and property values during that period. According to Trepp LLC, approximately $1.7 trillion of commercial mortgage debt will mature during the period 2013 to 2017. As a result of declines in hotel values during the recent economic downturn and a more conservative lending environment, certain owners of lodging properties are continuing to experience distressed situations as they face the inability to refinance this existing debt as it comes due.

Supply and Demand

The limited debt availability for new construction, the long lead times for new development and the decline in industry and economic fundamentals in 2008 and 2009 have limited new hotel room supply growth over the last several years. Most of the lodging properties currently under construction fall into mid-tier categories, while the supply of those at either end of the spectrum — economy and luxury/resort — continue to lag behind demand. We believe the constrained growth in new supply coupled with strengthening demand will result in additional pricing power for hotels and a continued trend of increasing ADR. As illustrated in the chart below, after increasing 2.8% year-over-year in 2009, hotel room supply increased 1.7%, 0.4%, 0.4%, 0.6% and 0.7% in 2010, 2011, 2012, 2013 and 2014, respectively, and is forecast to increase just 1.1% in 2015, still below the 35-year average growth rate of 2.0% during the period from 1980 to 2014.

Source: PwC Hospitality Directions January 2016

Similarly, as illustrated in the chart below, rooms under construction remain well below the previous peak. According to Bank of America Merrill Lynch, total hotel rooms under construction in 2015 are estimated to be 141,000, down 33% from 2007.

Since the 2008-2009 economic downturn, lodging demand has increased in each of the last four years. According to PwC, lodging demand growth rates were as follows over the past five years: 2010 +7.3%,

2011 +4.7%, 2012 +2.7%, 2013 +2.0% and 2014 +4.2%. U.S. lodging demand reached an all-time high in 2014, with approximately 1.2 billion consumed room nights. According to Smith Travel Research, U.S. hotel occupancy finished at an all-time record level of 65.6%. Analysts at PwC noted lodging demand growth in 2015 to be +2.9%. PKF projects record U.S. occupancy through 2017, with a national occupancy rate of roughly 66% in 2016 and 2017. There are several factors contributing to the favorable demand outlook. Supply growth remains below the long term average growth rate of 2%, averaging 0.8% over the last five years. In addition, improving economic conditions in the U.S. have led to increases in both business and leisure travel. Total travel expenditures have continued to increase year-over-year from the trough experienced in 2009. Demand from international travelers continues to improve, with the total number of international visitors to the U.S. increasing by 30% since 2009. The chart below illustrates demand as annualized occupied room nights per capita.

Source: World Bank; Smith Travel Research; PwC Hospitality Directions January 2016

As shown in the chart below, the US Travel Association has projected total US travel expenditures to continue to grow year-over-year through 2020 and has projected 25% growth in travel expenditures for the period from 2015 through 2020.

Source: US Travel Association US Travel Forecast

The lodging industry is a primary component of the travel and tourism industry, which is one of the largest industries in terms of its contribution to U.S. GDP. Year-over-year demand for U.S. hotel rooms has increased in 21 of the past 25 years. Furthermore, total demand for U.S. hotel rooms during that same 25-year period increased by approximately 49%. While total lodging demand is not tracked on a global basis, the United Nations World Tourism Organization ("UNWTO") maintains data on total worldwide tourist arrivals, which can be indicative of the fundamentals supporting lodging demand. According to UNWTO, total worldwide tourist arrivals were approximately 1.2 billion people in 2015, up from 436.0 million in 1990 and 25.3 million in 1950 and are projected to grow to approximately 1.8 billion people by 2030. Worldwide tourist arrivals have surpassed 1.0 billion people for 4 consecutive years (2012-2015).

International tourist arrivals grew 4.4% in 2015, with growth in the Americas recorded at 5%. In 2016 UNWTO projects international tourist arrival growth to remain strong at +4% to 5%.

Source: UNTWO

We believe that demand in the U.S. lodging sector should continue to increase in the long-term due to the following factors:

  •
  Growth in international trade and commerce, the opening of emerging markets, exposure of consumers through the media to various travel alternatives, and the expansion of travel infrastructure have contributed to an increased propensity for consumers to travel and spend on business and leisure activities.

  •
  Demographics for the lodging industry are advantageous. Members of the largest age cohort in United States history, the "Baby Boomer" generation (individuals born between 1946 and 1964), have shown an increased interest in leisure pursuits and as they approach retirement they are expected to engage in greater travel, which should in turn increase demand for lodging. Roughly 10,000 Baby Boomers reach the age of 65 every day, a rate that is projected to continue for the next 14 years, according to the Pew Research Center. Many lodging demand segments such as leisure, international, and conference and association meetings have been growing faster than the economy as a whole.

According to data provided by the U.S Department of Commerce, ITA, and the National Travel & Tourism Office, the number of international travelers visiting the U.S. has increased 52% in the past 10 years. The chart below illustrates the growth of international visitors to the U.S. from 2005-2014.

Improving Fundamentals of Lodging

The economic crisis of 2008 through 2009 negatively impacted hotel fundamentals, as indicated by the decline in industry RevPAR of 1.8% and 16.7% year-over-year in 2008 and 2009, respectively. According to PKF Hospitality Research, LLC, or PKF, the 2009 RevPAR decline was the highest annual decline since the early 1930s. As illustrated in the chart below, given the significant RevPAR decline and despite aggressive cost cutting efforts industry wide, PKF estimates that unit-level net operating income, or NOI, declined 35.4% year-over-year in 2009, the greatest annual decline since PKF began tracking U.S. hotel performance in the 1930s. After two years of declining industry fundamentals in 2008 and 2009, the lodging industry rebounded earlier, and the recovery has been more pronounced, than most expected. According to Smith Travel Research, RevPAR increased 5.5% year-over-year in 2010, followed by increases of 8.2% in 2011, 6.8% in 2012, 5.4% in 2013, 8.3% in 2014 and 6.3% in 2015. Industry analysts currently project RevPAR growth as follows for the next two years:

  •
  2016 PKF 6.1%

  •
  2017 PKF 5.8%

The first chart that follows is based on data provided by Smith Travel Research and PKF Hospitality Research, LLC. As illustrated in the second chart that follows, in its forecast, PKF estimated that hotel unit-level NOIs increased 12.7%, 10.2%, 10.1% and 12.4% year-over-year, in 2011, 2012, 2013 and 2014, respectively, and is projecting increases of 13.4% in 2015 and 11.1% in 2016. PKF also forecasts 2017 hotel unit-level NOI growth to exceed 10% in 2017, which would mark seven consecutive years of double-digit hotel unit-level NOI growth, an all-time record.

Source: Smith Travel Research & PKF Hospitality Research, LLC

Source: Smith Travel Research

According to Smith Travel Research, RevPAR grew for 112 consecutive months from 1992 to 2001 and for 65 consecutive months from 2003 to 2008. In this current cycle, RevPAR has grown for 70 consecutive months through December 2015. We believe the RevPAR growth will continue to benefit from the continued economic recovery and a rate of supply growth below historical averages. We believe that, due to the historically cyclical nature of the lodging industry, we will not only be able to benefit from the anticipated continued U.S. economic strengthening, but also the related improvement of lodging industry fundamentals.

Hotel sector values declined approximately 43% from their 2006 peak through 2009, increased 17% year-over-year in 2010 and are currently expected to increase at a compound annual growth rate of 16% from January 1, 2009 to the end of 2015. Specifically, according to HVS, hotel sector values increased 15.5% and 13.0% in 2013 and 2014 respectively.

CONFLICTS OF INTEREST

The information in the penultimate paragraph under the caption "Conflicts of Interest" on page 89 of our prospectus is superseded in its entirety by the following:

The following table sets forth as of January 31, 2016 certain information regarding ownership interest in W. P. Carey and Watermark Capital Partners of certain directors and officers.

Name	Percentage Interest of Watermark Capital Partners Beneficially Owned	Number of Shares of W. P. Carey Beneficially Owned(1)
Michael G. Medzigian	99.9%	0
Trevor P. Bond	0	308,241
Noah K. Carter.	0	0
Hisham A. Kader	0	4,675
Thomas E. Zacharias	0	266,001

(1)
Beneficial ownership has been determined in accordance with the rules of the SEC and includes shares that each individual has the right to acquire within 60 days.

MANAGEMENT

The information under the caption "Management — Directors and Executive Officers of the Company" on page 89 of our prospectus is superseded in its entirety by the following:

Our directors and executive officers are as follows:

Name	Office
Michael G. Medzigian	Chief Executive Officer and Director
Trevor P. Bond	Chairman of the Board of Directors
Charles S. Henry	Independent Director
Michael D. Johnson	Independent Director
Robert E. Parsons, Jr	Chairman of the Audit Committee and Independent Director
William H. Reynolds, Jr.	Independent Director
Hisham A. Kader	Chief Financial Officer
Thomas E. Zacharias	Chief Operating Officer
Noah K. Carter.	Principal Accounting Officer

The following section is added after the biography of Thomas E. Zacharias on page 100 of our prospectus.

Noah K. Carter, age 35, our Principal Accounting Officer, has served as Principal Accounting Officer and Controller of the Company since January 2016 and April 2015, respectively. He has also served as Principal Accounting Officer and Controller of Carey Watermark Investors Incorporated, an affiliate of the Company, since January 2016 and April 2015, respectively. Before joining the Company, Mr. Carter served as Controller of American Realty Capital Hospitality Trust, Inc. from December 2013 to April 2015. Prior to that, Mr. Carter was a Senior Manager in the Assurance practice at Ernst & Young LLP ("EY"). He joined EY in 2004 in Vancouver and subsequently spent nine years at their offices in Vancouver, London and most recently New York, during which time he specialized in audit services focusing on the real estate sector. He is a Certified Public Accountant licensed in the state of New York and a member of the Chartered Professional Accountants of British Columbia. Mr. Carter holds a Bachelor of Commerce degree in Accounting from the University of British Columbia in Canada.

On December 18, 2015, William J. Sales resigned from the Company's Board of Directors and from all committees of the Board on which he served. Mr. Sales' biography, therefore, has been deleted in its entirety from page 100 of our prospectus.

The first sentence of the fifth paragraph under the caption "Management — Advisory Agreement" on page 107 of our prospectus is superseded in its entirety by the following:

The advisory agreement that is currently in effect will expire on December 31, 2016, unless renewed pursuant to its terms.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of January 31, 2016 certain information regarding the ownership of our shares of common stock beneficially owned, both immediately prior and after this offering, by:

  •
  each of our directors and named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  all persons known to us that are expected to be the beneficial owner of more than five percent of our common stock.

We have 22,222 Class A Shares outstanding as of January 31, 2016, all of which are owned by Carey REIT II, Inc., an affiliate of our advisor. In accordance with SEC rules, each listed person's beneficial ownership includes:

  •
  All shares the investor actually owns beneficially or of record;

  •
  All shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

  •
  All shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage
Michael G. Medzigian(1)	78,853	*
Trevor P. Bond(2)	0	*
Charles S. Henry(3)	2,512	*
Michael D. Johnson(3)	2,512	*
Robert E. Parsons, Jr.(3)	2,580	*
William H. Reynolds, Jr.(3)	2,512	*
Noah K. Carter(2)	0	*
Hisham A. Kader(2)	0	*
Thomas E. Zacharias(2)	0	*

All directors and executive officers as a group (nine persons)	88,969	*

*
Less than 1%
(1)
The business address of the stockholder is 272 East Deerpath Road, Suite 320, Lake Forest, IL 60045.
(2)
The business address of the stockholder is 50 Rockefeller Plaza, New York, New York 10020.
(3)
The business address of the stockholder is c/o 50 Rockefeller Plaza, New York, New York 10020.

 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The last bullet point under the caption "United States Federal Income Tax Considerations — Taxation of REITs in General" on page 138 of our prospectus is hereby superseded in its entirety by the following:

If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we will be subject to tax on such appreciation (determined as of the date of our acquisition of such assets) at the highest corporate income tax rate then applicable to the extent that we subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the non-REIT corporation. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us. Treasury Regulations have been issued that generally exclude from the built-in gains tax any gain from the sale of property acquired in an exchange under Code Section 1031 (a like-kind exchange) or Code Section 1033 (an involuntary conversion).

The paragraph under the caption "United States Federal Income Tax Considerations — Gross Income Tests — Hedging Transactions" on page 146 of our prospectus is hereby superseded in its entirety by the following:

Hedging Transactions.    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into in the normal course of our business primarily to (i) manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) manage risk of currency fluctuations with respect to any item of income or gain that would qualify under the 75% gross income test or the 95% gross income test (or any property which generates such income or gain), provided the transaction is clearly identified as such before the close of the day on which it is acquired, originated, or entered into, will not constitute gross income for purposes of the 95% gross income test or the 75% gross income test. For taxable years beginning after December 31, 2015, if a REIT enters into a qualifying hedge but disposes of the underlying property (or a portion thereof) or the underlying debt (or a portion thereof) is extinguished, the REIT can enter into a hedge of the original qualifying hedge, and income from the subsequent hedge will also not be included in income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

The second paragraph under the caption "United States Federal Income Tax Considerations — Asset Tests" on page 147 of our prospectus is hereby superseded in its entirety by the following:

The second asset test is that the value of any one issuer's securities owned by us may not exceed 5% of the value of our gross assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed (i) for taxable years beginning prior to January 1, 2018, 25% of the value of our gross assets, and (ii) for taxable years beginning after December 31, 2017, 20% of the value of our gross assets. In light of this aggregate value test for TRSs, we will have to monitor closely any increases in the value of our TRS lessees.

The third paragraph under the caption "United States Federal Income Tax Considerations — Annual Distribution Requirements" on page 149 of our prospectus is hereby superseded in its entirety by the following:

In order for distributions to be counted towards the distribution requirement and to provide a tax deduction to a REIT, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular Class and is in accordance with the preferences among different Classes of shares as set forth in the organizational documents. An exception to this rule applies, however, for a "publicly offered REIT." For this purpose, the term "publicly offered REIT" means a REIT which is required to file annual and periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We believe that we qualify as a "publicly offered REIT" and, therefore, are exempt from the preferential dividend rule.

The paragraph under the caption "United States Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders — Non-Dividend Distributions" on page 158 of our prospectus is hereby superseded in its entirety by the following:

Non-Dividend Distributions.    Unless (A) our shares constitute a U.S. real property interest ("USRPI") or (B) either (1) the non-U.S. stockholder's investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not dividends out of our earnings and profits generally will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. stockholder's adjusted tax basis in our shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") (provided such non-U.S stockholder is subject to tax on gain from the sale or disposition of our stock, as described below), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

The information under the caption "United States Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders — Capital Gain Dividends" beginning on page 158 of our prospectus is hereby superseded in its entirety by the following:

Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries ("USRPI capital gains"), will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax (applied to the net amount after the 35% tax rate is applied) in the hands of a non-U.S. holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any Class of our shares which is regularly traded on an established securities market located in the U.S. if the non-U.S. stockholder did not own more than 10% of such Class of shares at any time during the taxable year. Instead, such capital gain dividend will be treated as a distribution subject to the rules discussed above under "— Taxation of Non-U.S. Stockholders — Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year).

In addition, distributions to certain non-U.S. publicly-traded shareholders that meet certain record-keeping and other requirements ("qualified shareholders") are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the outstanding stock of a publicly traded class. Furthermore, distributions to "qualified foreign pension funds" (as defined in the Code) or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA.

The information under the caption "United States Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders — Disposition of Our Shares" on page 159 of our prospectus is hereby superseded in its entirety by the following:

Dispositions of Our Shares.    Unless our shares constitute a USRPI, a sale of the shares by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50% of our business assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor.

We expect that 50% or more of our business assets will consist of real property interests located within the U.S. Therefore, even if our shares would be a USRPI under the foregoing test, our shares will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. stockholders. We believe we will be a domestically controlled REIT and, therefore, the sale of our common stock should not be subject to taxation under FIRPTA. However, we cannot assure our investors that we will become or remain a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT, a non-U.S. stockholder's sale of our shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) our shares owned are of a Class that is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and (b) the selling non-U.S. stockholder owned, actually or constructively, 10% or less of our shares of that Class at all times during a specified testing period. In addition, dispositions of our stock by qualified shareholders are not subject to FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the outstanding stock of a publicly traded class. An actual or deemed disposition of our stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our capital stock by "qualified foreign pension funds" (as defined in the Code) or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA.

If gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of our shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder in two cases: (a) if the non-U.S. stockholder's investment in our shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

ERISA CONSIDERATIONS

The fourth paragraph under the caption "ERISA Considerations — Plan Assets" on page 163 of our prospectus is superseded in its entirety by the following:

As of the date of this prospectus, we have over 100 stockholders. Thus, the second criterion of the publicly offered exception is satisfied.

DESCRIPTION OF SHARES

The second paragraph under the caption "Description of Shares — General Description of Shares — Class T Shares" on page 167 of our prospectus is superseded in its entirety by the following:

Class T Shares, excluding any Class T Shares issued under our distribution reinvestment plan or pursuant to a stock dividend, will pay annual distribution and shareholder servicing fees of 1.0% of the public offering price per share (or, once reported, the amount of our estimated NAV). The annual distribution and shareholder servicing fees for the Class T Shares will be paid to Carey Financial. All Class T shares will receive the same per share amount of distributions. The distribution and shareholder servicing fee will accrue daily and be paid quarterly in arrears. See "— Distribution and Shareholder Servicing Fees."

The second paragraph under the caption "Description of Shares — Distributions" on page 172 of our prospectus is superseded in its entirety by the following:

Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A and Class T Shares will likely differ because of different allocations of class specific expenses. All shares in a class will receive the same per share amount of distributions.

The fourth paragraph under the caption "Description of Shares — Distributions" on page 172 of our prospectus is superseded in its entirety by the following:

We are not prohibited from paying stock dividends or from distributing securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable as required by Section VI.I. of the REIT Guidelines of the North American Securities Administrators Association, Inc., or the NASAA REIT Guidelines. The ongoing annual distribution and shareholder servicing fee will not be paid on any Class T Shares issued pursuant to a stock dividend. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities.

The sixth paragraph under the caption "Description of Shares — Summary of Our Distribution Reinvestment and Stock Purchase Plan" on page 173 of our prospectus is superseded in its entirety by the following:

Expenses and Commissions.    There will be no direct expenses to participants for the administration of the plan. Administrative costs associated with the distribution reinvestment plan will be paid by us. The ongoing distribution and shareholder servicing fee will not be paid on Class T Shares purchased through the distribution reinvestment plan, but for purposes of calculating the NAV per share of the Class T Shares, the distribution and shareholder servicing fees payable in respect of Class T Shares purchased in the primary offering will be allocated to the Class T Shares as a class expense, and therefore will impact the NAV of all Class T Shares.

The first sentence of the fourth paragraph under the caption "Description of Shares — Distribution and Shareholder Servicing Fees (Class T Shares Only)" on page 179 of our prospectus is superseded in its entirety by the following:

The annual distribution and shareholder servicing fees of 1.0% of the public offering price per share (or, once reported, the amount of our estimated NAV) for the Class T Shares will be paid to Carey Financial.

 THE OFFERING/PLAN OF DISTRIBUTION

The first sentence of the first paragraph under the caption "The Offering/Plan of Distribution — Dealer Manager and Compensation We Will Pay for the Sale of Our Shares — Distribution and Shareholder Servicing Fees (Class T Shares Only)" on page 179 of our prospectus is superseded in its entirety by the following:

In addition, our dealer manager will receive annual distribution and shareholder servicing fees of 1.0% of the public offering price per share (or, once reported, the amount of our estimated NAV) for our Class T Shares purchased.

The first paragraph under the caption "The Offering/Plan of Distribution — The Offering" on page 185 is superseded in its entirety by the following:

We are publicly offering through Carey Financial, our dealer manager, on a best efforts basis a maximum of $1,400,000,000 of shares, in any combination of Class A Shares and Class T Shares, priced at $10.00 and $9.45 per share, respectively. There are discounts available for certain categories of purchasers of our Class A Shares as described below. Also, see "— Special Notice to Pennsylvania Investors" for the special escrow arrangement for Pennsylvania investors. Carey Financial will not purchase any shares in this offering.

The paragraphs under the caption "The Offering/Plan of Distribution — Shares Purchased by Broker-Dealers Participating in the Offering and our Affiliates" on page 193 of our prospectus is superseded in its entirety by the following:

We may sell Class A Shares and Class T Shares to selected dealers, their retirement plans, their representatives, employees and the family members, IRAs and the qualified plans of their representatives at a purchase price of $9.30 per Class A Share or $9.26 per Class T Share, which is net of the selling commissions. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, cousin, mother- or father-in-law, son- or daughter-in-law or brother-or sister-in-law. The net offering proceeds we receive will not be affected by the discounted sales price of such shares.

Our officers and directors and their family members, as defined above, as well as our advisor, subadvisor and its affiliates and the officers, directors, and employees of our advisor, subadvisor and its affiliates and their family members and if approved by our board, consultants, may purchase directly from us Class A Shares offered in this offering at $9.00 per share, which is net of all selling commissions and the dealer manager fee. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares that may be sold to such persons. The net offering proceeds we receive will not be affected by the reduced sales price of such shares. Such persons shall be expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

The first paragraph under the caption "The Offering/Plan of Distribution — Arrangements with Respect to Money Held in the Escrow Account and the Interest-Bearing Account" on page 194 is superseded in its entirety by the following:

When a Selected Dealer's internal supervisory procedures are conducted at the site at which the Subscription Agreement and check were initially received by the Selected Dealer from the subscriber, the Selected Dealer shall transmit the Subscription Agreement and check to the Transfer Agent by the end of the next business day following receipt of the check and Subscription Agreement. When, pursuant to the Selected Dealer's internal supervisory procedures, the Selected Dealer's final internal supervisory procedures are conducted at a different location (the "Final Review Office"), the Selected Dealer shall transmit the check and Subscription Agreement to the Final Review Office by the end of the next business day following the Selected Dealer's receipt of the Subscription Agreement and check. The Final Review Office will, by the end of the next business day following its receipt of the Subscription Agreement and check, forward both the Subscription Agreement and check to the Transfer Agent. If any Subscription Agreement solicited by the Selected Dealer is rejected by the Dealer Manager or the Company, then the Subscription Agreement and check will be returned to the rejected subscriber within 10 business days from the date of rejection. Also, see "— Special Notice to Pennsylvania Investors" for the special escrow arrangement for Pennsylvania investors. Payment for shares is to be sent to our Transfer Agent.

On September 15, 2015 we reached the minimum aggregate closing amount for Pennsylvania investors, and therefore the section captioned "— Special Notice to Pennsylvania and Washington Investors" on page 195 of our prospectus has been deleted in its entirety.

 EXPERTS

The information under the caption "Experts" beginning on page 197 of our prospectus is superseded in its entirety by the following:

The financial statements as of December 31, 2014 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CWI Sawgrass Holdings LLC as of December 31, 2014 and for the period of October 3, 2014 to December 31, 2014, incorporated in this Post-Effective Amendment No. 3 by reference within the Form 8-K/A filed by Carey Watermark Investors 2 Incorporated on June 17, 2015, have been audited by RSM US LLP (formerly McGladrey LLP) an independent registered public accounting firm, as stated in their reports incorporated herein by reference, and have been incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting.

The consolidated financial statements of MLQ SGR Holdco III, L.L.C as of December 31, 2013 and for the period of January 1, 2014 to October 2, 2014, incorporated in this Post-Effective Amendment No. 3 by reference within the Form 8-K/A filed by Carey Watermark Investors 2 Incorporated on June 17, 2015, have been audited by RSM US LLP (formerly McGladrey LLP) an independent registered public accounting firm, as stated in their reports incorporated herein by reference, and have been incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting.

The financial statements of Nashville Hotel Group LLC as of December 31, 2014 and 2013 and for the years then ended, incorporated in this Post-Effective Amendment No. 3 by reference within the Form 8-K/A filed by Carey Watermark Investors 2 Incorporated on July 17, 2015, have been audited by RSM US LLP (formerly McGladrey LLP) an independent registered public accounting firm, as stated in their reports incorporated herein by reference, and have been incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting.

The financial statements of Denver Downtown Hotel LLC as of September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and the year ended December 31, 2014, incorporated in this Post-Effective Amendment No. 3 by reference within the Form 8-K/A filed by Carey Watermark Investors 2 Incorporated on January 20, 2016, have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference, and have been incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting.

The audited consolidated financial statements of GB Key Biscayne Holdings, LLC and Subsidiaries as of December 31, 2014 and 2013 and for the three year period ended December 31, 2014, included in the Current Report on Form 8-K/A, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following section is added after the caption "Further Information" beginning on page 198 of our prospectus:

In this prospectus, we "incorporate by reference" certain information we filed with the SEC, which means that we may disclose important information to you by referring you to other documents that we have previously filed with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below:

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed on November 13, 2015;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 14, 2015;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 15, 2015;

  •
  our Current Report on Form 8-K, filed on January 28, 2016;

  •
  our Current Report on Form 8-K/A, filed on January 20, 2016;

  •
  our Current Report on Form 8-K, filed on December 23, 2015;

  •
  our Current Report on Form 8-K, filed on November 9, 2015;

  •
  our Current Report on Form 8-K/A, filed on August 14, 2015;

  •
  our Current Report on Form 8-K/A, filed on July 17, 2015;

  •
  our Current Report on Form 8-K/A, filed on June 17, 2015;

  •
  our Current Report on Form 8-K, filed on June 4, 2015;

  •
  our Current Report on Form 8-K, filed on May 7, 2015; and

  •
  our Current Report on Form 8-K, filed on April 2, 2015.

ANNEX

PRIOR PROGRAMS

The information beginning with the second full paragraph in the "Prior Programs" section on page 118 through page 127 of our prospectus is superseded in its entirety by the following:

In 2008, W. P. Carey formed CWI 1, a non-traded REIT that invests in lodging and lodging-related properties and owns interests in 29 hotels as of March 31, 2015. The offering materials for CWI 1 disclose an anticipated timeframe for its board to seek liquidity alternatives, but that time frame has not yet occurred.

We do not have any current plans to merge with W. P. Carey, CWI 1 or a CPA® REIT; however, a merger transaction is not prohibited by our organizational documents and it is possible that our board of directors might determine that a merger transaction is advisable in the future. Any such merger would require the approval of the holders of at least a majority of our outstanding shares of common stock. If we were the surviving entity of such a merger, the merger would result in our advisor being eligible to collect disposition fees from the acquired company if the applicable stockholder return conditions for the payment of the fees were satisfied. If we were the acquired company, our advisor would be eligible to receive disposition fees and Carey Watermark Holdings 2 would be eligible to receive its 15% profits distributions if the applicable stockholder preferred return conditions were satisfied. These same fees and distributions would be payable if we were to be acquired by an unrelated third party.

The following is information relating to the CPA® Programs and CWI 1 for the ten-year period beginning January 1, 2005 and ending December 31, 2014:

Total equity raised:	$5,740,675,547
Total investors (at December 31, 2014):	128,645
Total number of Properties Purchased(1):	709
Properties Purchased Outside the United States:	307
Aggregate Purchase Price of Properties(2)(3):	$10,248,462,076
Total Equity Investment in Properties:	$4,717,480,949
Total Mortgage Financing:	$5,530,981,127

(1)
Total number of properties purchased includes properties purchased outside the United States.
(2)
Of all properties acquired by the CPA® Programs and CWI 1 during the ten-year period between January 1, 2005 and December 31, 2014, approximately 32% had newly constructed buildings or buildings being constructed, and approximately 68% had previously constructed buildings (percentages are based on aggregate purchase price).
(3)
The CPA® Programs have made international investments totaling more than $3.9 billion from January 1, 2005 through December 31, 2014. CWI has made no international investments during that period. The CPA® Programs and CWI 1 have raised approximately $9.0 billion in equity over nearly four decades.

We currently estimate that, like CWI 1, we will borrow approximately 60%, on average, of the purchase price of our properties. The CPA® Programs had an expectation of borrowing between 50% and 60% of the purchase price of properties. International portions of the CPA® Programs have averaged approximately 45% leverage.

No CPA® Program or CWI 1 has missed a quarterly distribution payment during the 10-year period from January 1, 2005 to December 31, 2014 although, prior to that period, one CPA® Program reduced the rate of distributions as a result of adverse developments as described below. During periods before each CPA® Program and CWI 1 substantially invested the net proceeds of its initial public offering in real estate assets, each CPA® Program and CWI 1 funded portions of its distributions using offering proceeds, and we will likely do the same. In addition, in 2009, CPA®:14 and CPA®:15 suspended their redemption programs in part to preserve liquidity and capital in the then-distressed economic environment.

The estimated NAV per share of CWI 1 as of September 30, 2014 was $10.30 per share, which represents an increase of 0.6% from its prior valuation at September 30, 2013. The most recently published estimated NAV per share for CPA®:17 — Global was $9.72 at December 31, 2014, which reflects a 2.3% increase from its prior valuation at December 31, 2013. CPA®:18 — Global has not yet estimated its NAV per share. The CPA® REITs provided an average distribution yield of 6.2% from inception through Dec. 31, 2014. CWI 1 provided an average distribution yield of 5.2% from inception through Dec. 31, 2014. As of December 31, 2014, the CPA® Programs and CWI 1 have paid 830 quarterly distributions over more than 30 years, with 19 initial payments, nine payments going down from the prior quarter, 120 payments staying the same and 681 payments increasing over the prior quarter.

The CPA® Programs sold all or a portion of 208 properties during the 10-year period between January 1, 2005 and December 31, 2014. CWI 1 sold two properties during that period.

Some CPA® Programs have experienced adverse business developments during the 10-year period from January 1, 2005 through December 31, 2014, which have included the filing by some tenants for protection from creditors under the bankruptcy code, the vacating of facilities by a tenant at the end of an initial lease term, and litigation with tenants involving lease defaults and sales of properties. These developments caused a reduction in cash flow and/or an increase in administrative expenses of the affected CPA® Programs for certain periods of time. Most CPA® Programs in which these developments occurred were able to meet their obligations and maintain distributions to their investors, primarily as a result of the efforts of management and the existence of cash reserves for distribution payments. However, in 1997, primarily as a result of the expiration of a significant lease and the bankruptcy of Harvest Foods Inc., a tenant of CPA:10 in the grocery business, CPA®:10 reduced its annualized regular distribution rate from 8.30% in the fourth quarter of 1996 to 7.02% for the first quarter of 1997. CPA®:10 maintained a reduced annualized regular distribution rate ranging from 7.02% in the first quarter of 1997 to 7.18% through its liquidation in April 2002.

Additional information regarding the prior performance of the CPA® Programs and CWI 1 is set forth in Annex A beginning on page A-1 of this prospectus.

Upon written request to its Investor Relations Department, 50 Rockefeller Plaza, New York, New York 10020, 1-800-WP CAREY, W. P. Carey will provide, at no fee, the most recent annual report (on Form 10-K) filed with the SEC by any of the CPA® REITs and CWI 1 and, at a reasonable fee, the exhibits to the annual reports. These annual reports and exhibits, as well as other reports required to be filed with the SEC, are also available at the SEC's Website at www.sec.gov.

W. P. CAREY'S COMPLETED CPA® PROGRAMS

		CPA®:1	CPA®:2	CPA®:3	CPA®:4	CPA®:5	CPA®:6	CPA®:7	CPA®:8	CPA®:9	CPA®:10	CIP®	CPA®:12	CPA®:14	CPA®:15	CPA®:16 — Global
Total Distributions Plus Terminal Value per $10,000 Invested		$23,670	$36,863	$40,806	$31,008	$21,025	$26,382	$21,504	$22,851	$18,393	$20,833	$24,243	$23,689	$21,719	$20,208	$17,649
Value Received at Termination per $10,000 Invested(1)(2)(3)(4)(5)		$11,314	$12,028	$16,317	$14,184	$7,903	$14,848	$11,914	$14,960	$11,321	$11,230	$13,900	$13,300	$11,500	$12,982	$11,373
Total Distributions per $10,000 Invested(6)		$12,356	$24,835	$24,489	$16,824	$13,122	$11,534	$9,590	$7,891	$7,072	$9,603	$10,343	$10,389	$10,219	$7,226	$6,276
Percentage of Original Investment Received(7)		237%	369%	408%	310%	210%	264%	215%	229%	184%	208%	242%	237%	217%	202%	176%
Average Annual Return(8)		7.17%	14.89%	18.81%	13.85%	7.72%	12.47%	10.15%	13.10%	9.59%	8.81%	11.22%	10.91%	8.96%	9.58%	7.64%
Annualized Yields Based on Calendar Year Distributions(9)	2014															6.74%
	2013															6.72%
	2012														7.04%	6.68%
	2011													8.38%	7.34%	6.63%
	2010													8.37%	7.29%	6.62%
	2009													8.29%	7.15%	6.62%
	2008													8.19%	6.89%	6.56%
	2007													8.11%	6.64%	6.48%
	2006												8.27%	7.79%	6.48%	6.33%
	2005												8.27%	7.63%	6.37%	5.36%
	2004											8.58%	8.27%	7.58%	6.29%
	2003											8.54%	8.26%	7.54%	6.21%
	2002										7.18%	8.51%	8.23%	7.49%	6.05%
	2001										7.15%	8.41%	8.20%	7.08%
	2000										7.12%	8.32%	8.17%	6.59%
	1999										7.09%	8.28%	8.14%	6.49%
	1998										7.05%	8.25%	8.10%	6.14%
	1997	7.05%	18.92%	19.86%	11.44%	7.05%	9.71%	8.62%	8.81%	8.50%	7.35%	8.22%	8.07%
	1996	7.02%	18.73%	19.72%	11.38%	7.71%	9.61%	8.52%	8.72%	8.48%	8.30%	8.17%	8.04%
	1995	6.50%	17.90%	18.95%	11.24%	9.78%	9.29%	8.37%	8.53%	8.44%	8.29%	8.09%	7.63%
	1994	6.29%	17.51%	18.69%	11.16%	9.74%	9.23%	6.74%	8.45%	8.40%	8.25%	8.02%	7.04%
	1993	6.23%	17.33%	18.49%	11.11%	9.68%	9.17%	6.12%	8.41%	8.36%	8.20%	7.41%
	1992	6.15%	17.11%	17.95%	11.03%	9.60%	9.08%	6.62%	8.35%	8.30%	8.12%	7.10%
	1991	6.07%	16.82%	16.44%	10.83%	9.52%	8.67%	8.32%	8.27%	8.22%	7.94%
	1990	5.75%	16.57%	15.80%	10.59%	9.44%	8.46%	8.29%	8.19%	8.14%
	1989	5.41%	16.00%	14.60%	10.45%	9.36%	8.33%	8.18%	8.08%	8.09%
	1988	5.32%	15.40%	13.54%	10.35%	9.28%	8.23%	8.10%	8.03%
	1987	5.27%	15.08%	13.00%	10.26%	9.19%	8.14%	8.03%
	1986	5.22%	13.29%	12.25%	10.19%	9.10%	8.06%
	1985	7.45%	9.57%	11.55%	10.11%	8.84%	8.01%
	1984	7.45%	9.17%	11.15%	10.03%	8.48%
	1983	7.45%	9.09%	10.06%	8.92%
	1982	7.45%	8.79%	9.76%
	1981	7.43%	8.03%
	1980	7.33%	8.01%
	1979	7.18%

Past performance is not a guarantee of future results.
(1)	CPA®:1 through CPA®:9 were merged into Carey Diversified LLC and listed on the New York Stock Exchange in January 1998. Terminal values are based on any final cash distributions plus the average share price for the 30 trading days after the listing, which was $21.51 per share. In June 2000, Carey Diversified LLC acquired the net lease business operations of W. P. Carey & Co., Inc. and was known as W. P. Carey & Co. LLC until September 2012, when CPA®:15 and W. P. Carey & Co. LLC combined their businesses through a merger and converted into a real estate investment trust now known as W. P. Carey Inc. (NYSE:WPC). W. P. Carey's share price as of December 31, 2012 was $52.15.
(2)	In May 2002, CPA®:10 and CIP® merged, with CIP® being the surviving company. In this transaction CPA®:10 stockholders exchanged their shares for either shares of CIP® or 4% promissory notes. Those who elected promissory notes received interest and $11.23 per share at the end of 2002, as illustrated here. In September 2004, CIP® and CPA®:15 merged with CPA®:15 being the surviving company. In the merger, CIP® stockholders received a special cash distribution of $3.00 per share and, in addition, the choice of either $10.90 in cash or 1.09 shares of CPA®:15.
(3)	In December 2006, CPA®:12 and CPA®:14 merged, with CPA®:14 being the surviving company. In the merger, CPA®:12 stockholders received a special cash distribution of $3.19 per share and, in addition, the choice of $10.30 in cash or 0.8692 shares of CPA®:14.
(4)	In May 2011, CPA®:14 and CPA®:16 — Global merged, with CPA®:16 — Global being the surviving company. In the merger, CPA®:14 stockholders received a special cash distribution of $1.00 per share and, in addition, the choice of $10.50 in cash or 1.1932 shares of CPA®:16 — Global.
(5)	In September 2012, CPA®:15 merged with W. P. Carey. The terminal value is based on the total merger consideration per share of CPA®:15 held of $1.25 in cash and .2326 shares of W. P. Carey stock, valued based on the average share price of W. P. Carey for the 30 days after the Merger, which was $50.44 per share.
(6)	In January 2014, CPA:16 — Global merged with W. P. Carey. Stockholders received $11.25 per share in the form of W. P. Carey stock. The terminal value is based on the average closing price of W. P. Carey stock for the 30 days after the closing of the merger.
(7)	Includes special distributions made during the life of a CPA® Program for the following programs (per $10,000 investment): CPA®:2 $7,300, CPA®:3 $5,000, CPA®:4 $1,400, CPA®:5 $540, CPA®:7 $500, CPA®:14 $490.
(8)	Percentage of original investment received = (total distributions + liquidation value) / original investment.
(9)	Average annual return = total return / number of years in the program. Total return = [(total distributions + liquidation value) — original investment] / original investment.
(10)	Total distribution percentages are calculated by dividing the amount distributed during any given year (excluding distributions of cash from property sales) by the total investment in the program assuming investment in first closing. Cash distributions from property sales are deducted from the original investment in calculating subsequent return percentages. When a fund's first or last year was a partial year, the distribution rate for that year is quoted on an annualized basis.

As demonstrated by the table above, no full term investor has lost money in any completed CPA® Program. We define "full term investor" as any investor who purchased shares during the initial public offering of a completed CPA® Program, including those who participated in the distribution reinvestment plan of such program, and held such shares through the completion of the liquidity event described above. The performance experienced by an investor who did not purchase shares at the commencement of a program may be significantly different from that shown above because the timing of a purchase can significantly impact returns. As described below under "— Adverse Developments," some of the CPA® Programs have experienced adverse business developments, which have included the filing by some tenants for protection from creditors under bankruptcy codes, the vacating of facilities by a tenant prior to or at the end of an initial lease term, and litigation with tenants involving lease defaults and sales of properties.

The liquidity events of the 15 completed CPA® Programs in the table above occurred within the contemplated timeframes for a liquidity event that were disclosed in the initial offering documents for those programs, except with regard to CPA®:1, CPA®:2 and CPA®:3. The initial offering documents for these partnerships contemplated potential liquidity events prior to the end of 1992, 1995 and 1997, respectively.

As shown below, each of the liquidity events for the 15 completed CPA® Programs in the table above resulted in transaction consideration for the stockholders that have an equal or higher value than the latest estimated NAV per $10,000 investment of the liquidating CPA® Program. The process by which the estimated NAVs was determined was substantially similar to the valuation process that we intend to use in determining our estimated NAV. See "Description of Shares — Estimated NAV Calculation."

COMPLETED CPA® PROGRAMS HISTORICAL NAVS PER $10,000 INVESTED*

	CPA®:1(6)	CPA®:2(5)(6)	CPA®:3(5)(6)	CPA®:4(5)(6)	CPA®:5(5)(6)	CPA®:6(6)	CPA®:7(5)(6)	CPA®:8(6)	CPA®:9(6)	CPA®:10(1)	CIP®(2)	CPA®:12(3)	CPA®:14(4),(5)	CPA®:15(7)	CPA®:16 — Global
1991	$9,000	$13,300	$16,800	$11,200	$10,000	$10,600	$8,300	$9,300
1992	$8,400	$8,700	$12,000	$10,900	$10,300	$10,000	$8,000	$9,900	$9,300
1993
1994	$9,600	$9,000	$13,000	$10,000	$8,800	$10,000	$10,000	$10,000	$9,600	$10,000
1995	$9,800	$11,000	$12,400	$10,000	$7,400	$12,500	$9,200	$11,300	$9,700	$10,000	$11,500
1996										$10,000	$11,900
1997	$10,520	$11,180	$15,170	$13,190	$7,350	$13,810	$11,080	$13,910	$10,530	$10,500	$12,800
1998	CPA®:1 Liquidated January 1998 at $11,314	CPA®:2 Liquidated January 1998 at $12,028	CPA®:3 Liquidated January 1998 at $16,317	CPA®:4 Liquidated January 1998 at $14,184	CPA®:5 Liquidated January 1998 at $7,903	CPA®:6 Liquidated January 1998 at $14,848	CPA®:7 Liquidated January 1998 at $11,914	CPA®:8 Liquidated January 1998 at $14,960	CPA®:9 Liquidated January 1998 at $11,321	$10,000	$13,200
1999										$10,000	$13,200	$10,400
2000										$10,200	$13,000	$10,500
2001										$11,230	$13,800	$10,200
2002										CPA®:10 Liquidated June 2002 at $11,230	$13,500	$10,600	$10,000
2003											$13,550	$11,700	$11,300
2004											CIP® Liquidated September 2004 at $13,900	$12,400	$12,100
2005												$13,300	$12,400	$10,500

COMPLETED CPA® PROGRAMS HISTORICAL NAVS PER $10,000 INVESTED* (Cont.)

	CPA®:1	CPA®:2(5)	CPA®:3(5)	CPA®:4(5)	CPA®:5(5)	CPA®:6	CPA®:7(5)	CPA®:8	CPA®:9	CPA®:10(1)	CIP®(2)	CPA®:12(3)	CPA®:14(4),(5)	CPA®:15(7)	CPA®:16 — Global
2006												CPA®:12 Liquidated December 2006 at $13,490	$13,200	$11,400
2007													$14,500 $14,000 (as of 6/30/08)	$12,200	$10,000
2008													$13,000	$11,500	$9,800
2009													$11,800	$10,700	$9,200 $8,800 (as of 9/30/10)
2010													$11,500 (as of 9/30/10) CPA®:14 Liquidated May 2011 at $11,500	$10,400	$8,800 $8,900 (as of 6/30/11)
2011														$10,400	$9,100
2012														CPA®:15 Liquidated September 2012 at $12,980	$8,700
2013
2014															CPA®:16 — Global Liquidated January 2014 at $11,373

FOOTNOTES

*
All NAVs are presented are on a per $10,000 investment basis as of the year ends indicated. When no figure is reported, no appraisal was performed for that year. Independent appraisals to determine the NAVs for CPA®:1-9 began in 1991 and, with the exception of 1993 and 1996, were performed annually through 1997. For CPA®:10 through CPA®:14, appraisals began within three years of each program's final closing date for their public offering.
(1)
CPA®:10 investors received their choice of exchanging for shares of CIP® or notes that were cashed out in 2002. The 2001 figure for CPA®:10 is the 9/30/01 value used in connection with CPA®:10/CIP® exchange.
(2)
CIP® (originally CPA®:11) investors received $3.00 in cash plus $10.90 in their choice of additional cash or shares of CPA®:15.
(3)
CPA®:12 investors received $3.19 in cash plus $10.30 in their choice of additional cash or shares of CPA®:14.
(4)
CPA®:14 investors received $1.00 in cash plus $10.50 in their choice of additional cash or shares of CPA®:16 — Global.
(5)
Figures presented for CPA®:2-5 and CPA®:7 reflect their valuations after they distributed to investors cash from early property sales.
(6)
CPA®:1 through CPA®:9 were merged into Carey Diversified LLC and listed on the New York Stock Exchange in January 1998. Terminal values are based on any final cash distributions plus the average share price for the 30 trading days after the listing, which was $21.51 per share. In June 2000, Carey Diversified LLC acquired the net lease business operations of W. P. Carey & Co., Inc. and was known as W. P. Carey & Co. LLC until September 2012, when CPA®:15 and W. P. Carey & Co. LLC combined their businesses through the Merger and W. P. Carey & Co. LLC converted into a real estate investment trust known as W. P. Carey Inc. (NYSE:WPC).
(7)
CPA®:15 investors received $1.25 in cash and .2326 shares of W. P. Carey stock, valued based on the average share price of W. P. Carey for the 30 days after the Merger, which was $50.44 per share.
(8)
CPA®:16 — Global investors received $11.25 per share in the form of W. P. Carey stock. The terminal value is based on the average closing price of W. P. Carey stock for the 30 days after the closing of the merger.

 INFORMATION ABOUT THE CURRENTLY OPERATING PROGRAMS
from January 1, 2005 through December 31, 2014

Total Distributions Paid

		CPA®:17 — Global(1)	CPA®:18 — Global Class A(2)	CPA®:18 — Global Class C(2)	CWI 1(3)
Total Distributions Per $10,000 Invested		$4,264	$740	$673	$1,954
Annualized Distribution Rates Based On Calendar Year Distributions(4)	2014	6.50%	6.25%	5.68%	5.50%
	2013	6.50%	6.25%	5.68%	6.00%
	2012	6.50%			5.00%
	2011	6.45%			4.00%
	2010	6.40%
	2009	6.16%
	2008	5.53%
	2007
	2006
	2005

Past performance is not a guarantee of future results.

(1)
CPA®:17 — Global measures distribution coverage based on total distributions sourced by cash flow from operations.
CPA®:17 — Global did not have 100% coverage for any of the periods presented. CPA®:17 — Global determined its initial NAV as of December 31, 2013. CPA®:17 — Global's total cash distributions exclude a distribution paid in 2008 solely to the advisor as the initial stockholder.
(2)
CPA®:18 — Global measures distribution coverage based on total distributions sourced by funds from operations, or FFO. CPA®:18 — Global did not have 100% coverage for the period presented. CPA®:18 — Global has not determined its NAV for the period presented. CPA®:18 — Global pays different distribution rates on its Class A and Class C shares because it lowers the distribution payable on the Class C shares to take account of the stockholder servicing and distribution fees payable in respect of its Class C shares.
(3)
CWI 1 measures distribution coverage based on total distributions sourced by FFO. CWI did not have 100% coverage for any of the periods presented. CWI determined its initial NAV as of September 30, 2013. CWI 1's total distributions include declared stock dividends of $0.15 per share. On December 12, 2013, our board of directors declared a stock dividend pursuant to which each holder of record of our common stock at the close of business on December 16, 2013 received 0.1375 additional shares of our common stock for each share owned. As a result of the increased number of outstanding shares of common stock, the stock dividend also had the effect of adjusting the NAV as of September 30, 2013 from $10.24 per share on an actual basis to $9.00 per share on a pro forma basis after giving effect to the stock dividend.
(4)
Total distribution percentages, represented as annualized yields, are calculated by dividing the amount distributed during any given year (excluding distributions of cash from property sales) by the total original investment in the program assuming investment in first closing. Total distribution percentages are quoted on an annualized basis. Total distributions include those received from operations and from property sales, if any, through December 31, 2013 and are exclusive of increases or decrease in property values and equity build-up from paydown of mortgage balances. The percentages reflected above represent a return of the money originally invested in a program and not a return on such money to the extent aggregate proceeds from the sale of such program's properties are less than the gross investment in such program.

CWI 1 — Portfolio Diversification

We believe that a lodging portfolio that is diversified both geographically and across multiple lodging categories provides for the opportunity to benefit from growth across multiple geographies and lodging categories while providing risk mitigation against lagging performance that is geographically specific or focused on a specific lodging category.

The following charts show, as of December 31, 2014, the portfolio diversification of CWI 1 based on number of rooms (amounts may not add to 100% due to rounding).

Brand

Region

Segment

 W. P. Carey Group — Portfolio Diversification

The following charts show, as of December 31, 2014, the portfolio diversification of CPA®: 17 — Global and CPA®: 18 — Global (amounts may not add to 100% due to rounding).

Portfolio Diversification by Tenant Industry
(Based on Annualized Contractual Minimum Base Rent on a Pro Rata Basis at December 31, 2014

CPA®:17 — Global

CPA®:18 — Global

 Portfolio Diversification by Property Type
(Based on Annualized Contractual Minimum Base Rent on a Pro Rata Basis at December 31, 2014)

CPA®:17 — Global

CPA®:l8 — Global

Portfolio Diversification by Region
(Based on Annualized Contractual Minimum Base Rent on a Pro Rata Basis at December 31, 2014)

CPA®:17 — Global

 CPA®:18 — Global

PRIOR PERFORMANCE TABLES

The information in "Annex A Prior Performance Tables" beginning on page A-1 of our prospectus is superseded in its entirety by the following:

ANNEX A
PRIOR PERFORMANCE TABLES

The information presented in the following tables in this Annex A represents the historical experience of the prior programs (the "Prior Programs") sponsored by affiliates of W. P. Carey and the record of the Prior Programs in meeting their investment objectives.

These tables are as follows:

    Table I — Experience in Raising and Investing Funds

    Table III — Operating Results of Prior Programs

    Table IV — Results of Completed Programs

    Table V — Sales or Dispositions of Properties

Persons who purchase shares in CWI 2 will not thereby acquire any ownership interest in any of the Prior Programs to which these tables relate. It should not be assumed that investors in CWI 2 will experience results comparable to those experienced by investors in the Prior Programs. Neither CWI 2 nor any of the other Prior Programs is a mutual fund or any other type of investment company within the meaning of the Investment Company Act or subject to regulations thereunder. See "Prior Programs" elsewhere in this prospectus.

Upon request to W. P. Carey, it will provide, without charge, a copy of the most recent Annual Report on Form 10-K filed with the SEC for CPA®:14, CPA®:15, CPA®:16 — Global, CPA®:17 — Global and CWI 1, as well as a copy, for a reasonable fee, of the exhibits filed with such reports.

The following are definitions of certain terms used throughout the Prior Performance Tables:

"Acquisition Fees" means the fees and commissions paid to the advisor in connection with structuring and negotiating investments and related mortgage financing.

"GAAP" means accounting principles generally accepted in the United States of America.

"Total Acquisition Cost" represents the contract purchase price plus acquisition fees and other prepaid costs related to the purchase of investments.

Unless otherwise indicated in the tables, all information contained in the following tables reflects historical information of the Prior Programs as of the dates, and for the periods, presented. Since December 31, 2010, certain of the Prior Programs have engaged, and in the future may engage, in dispositions of assets that may result in such Prior Programs having to retrospectively adjust their financial results for prior periods to reflect the assets sold or held for sale as discontinued operations pursuant to current authoritative accounting guidance. The following tables do not give effect to any such adjustments by the Prior Programs, with the exception of Table III, which reflects the retrospective adjustment of the operating results of CPA®:17 — Global and CWI 1 for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

 TABLE I

Experience in Raising and Investing Funds as of December 31, 2014

Table I includes information showing how investors' funds have been dealt with in completed offerings of the Prior Programs, the primary offerings of which have closed since January 1, 2012, particularly focusing on the amount raised available for investment and the timeframe for raising and investing funds.

The information in this table should not be considered as indicative of our possible performance. Purchasers of shares offered by this prospectus will not have any ownership in the other CPA® Programs or CWI 1.

	CPA®:17 — Global(1)	CWI 1(2)	CWI 1(3)
Dollar amount offered	$1,475,000,000	$1,237,500,000	$650,000,000
Dollar amount raised(4)	$1,347,279,762	$575,809,917	$577,358,210
Length of offering (in months)	22	36	12
Months to invest 90% of amount available for investment (from beginning of offering)	21	43	N/A

FOOTNOTES

(1)
Reflects information from CPA®:17 — Global's follow-on offering, which closed in January 2013.

(2)
Reflects information from CWI 1's initial public offering, which closed in September 2013.

(3)
Reflects information from CWI 1's follow-on offering, which closed in December 2014. As of December 31, 2014, CWI 1 has not yet invested 90% of amount available from its follow-on offering for investment.

(4)
Excludes reinvested distributions through the distribution reinvestment plan.

 TABLE III

Operating Results of Prior Programs

Table III includes information showing the operating results of Prior Programs, the offerings of which have closed subsequent to January 1, 2010. This Table is designed to provide the investor with information on the financial operations of such Prior Programs for the five most recent fiscal years. The results shown in this Table are in all cases for years ended December 31.

The information in this table should not be considered as indicative of our possible operations. Purchasers of shares offered by this prospectus will not have any ownership in the CPA® REITs or CWI 1. The CPA® REITs and CWI 1 may obtain mortgage financing in the future which would make additional funds available for investment by the funds. Any additional investment may significantly alter the information presented in this table.

For more current information on the Prior Programs included in the Tables below, please see their respective Annual Reports on Form 10-K filed with the SEC in March 2015.

	CPA®:17 — Global
	2010	2011	2012	2013	2014
Summary Operating Results(1)
Revenues	$97,161,000	$192,114,000	$289,977,000	$362,772,000	$396,706,000
Operating expenses	25,805,000	83,384,000	164,546,000	216,832,000	221,226,000
Operating income	71,356,000	108,730,000	125,431,000	145,940,000	175,480,000
Interest expense	27,603,000	50,982,000	72,271,000	88,656,000	93,001,000
Net income	48,056,000	75,933,000	70,094,000	67,649,000	106,993,000
Net income attributable to noncontrolling interests	(15,335,000)	(21,190,000)	(26,498,000)	(28,935,000)	(32,842,000)
Net income attributable to CPA®:17 — Global stockholders	32,721,000	54,743,000	43,596,000	38,714,000	74,151,000
Summary Statement of Cash Flows(1)
Net cash provided by operating activities	69,797,000	102,590,000	158,004,000	182,598,000	210,055,000
Net cash used in investing activities	(1,032,175,000)	(759,626,000)	(838,787,000)	(533,189,000)	(214,927,000)
Net cash provided by financing activities	844,485,000	670,616,000	1,150,361,000	109,239,000	(126,182,000)
Amount and Source of Distributions
Total distributions paid to common stockholders	60,937,000	102,503,000	147,649,000	198,440,000	209,054,000
Distribution data per $1,000 invested
Total distributions paid to common stockholders (on cash basis)(2):	64	65	65	65	65
From operations	64	65	65	65	65
From offering proceeds
Summary Balance Sheet(1)
Total assets (before depreciation and amortization)	2,014,693,000	3,119,592,000	4,567,001,000	4,953,762,000	4,939,455,000
Total assets (after depreciation and amortization)	1,991,396,000	3,052,363,000	4,426,063,000	4,712,539,000	4,605,897,000
Total liabilities	753,490,000	1,321,039,000	1,906,433,000	2,226,815,000	2,220,500,000
Estimated per share value(3)	10.00	10.00	10.00	9.50	9.72

FOOTNOTES

(1)
Certain prior year amounts have been revised due to the correction of errors and for a change in accounting for one of our equity investments in real estate.

(2)
Distribution coverage shown has been computed using cash flow from operations. CPA®:17 — Global utilizes cash flow from operations to measure its distribution coverage.

(3)
Amount represents the offering price of $10.00 per share until a NAV became available.

	Carey Watermark Investors Incorporated
	2010	2011	2012	2013	2014
Summary Operating Results(1)
Revenues	$—	$—	$13,036,000	$122,223,000	$348,079,000
Operating expenses	298,000	1,783,000	20,840,000	137,391,000	340,863,000
Operating (loss) income	(298,000)	(1,783,000)	(7,804,000)	(15,168,000)	7,216,000
Interest expense	—	11,000	1,199,000	14,020,000	36,405,000
Net loss	(298,000)	(712,000)	(3,842,000)	(30,399,000)	(33,720,000)
Net loss (income) attributable to noncontrolling interests	—	—	1,119,000	(1,507,000)	988,000
Net loss attributable to CWI 1 stockholders	(298,000)	(712,000)	(2,723,000)	(31,906,000)	(32,732,000)
Summary Statement of Cash Flows(2)
Net cash (used in) provided by operating activities	(62,000)	(1,091,000)	(2,558,000)	(1,174,000)	33,536,000
Net cash used in investing activities	—	(33,466,000)	(137,585,000)	(765,477,000)	(716,561,000)
Net cash provided by financing activities	386,000	42,255,000	162,841,000	845,295,000	904,463,000
Amount and Source of Distributions
Total distributions paid to common stockholders	—	606,000	3,110,000	14,193,000	40,973,000
Distribution data per $1,000 invested
Total distributions paid to common stockholders (on cash basis)(3):	—	40	55	59	55
From operations or sale of properties	—	—	—	59	45
From offering proceeds	—	40	55	—	10
Summary Balance Sheet
Total assets (before depreciation and amortization)	333,000	41,775,000	231,151,000	1,102,004,000	2,063,242,000
Total assets (after depreciation and amortization)	333,000	41,775,000	229,758,000	1,083,368,000	2,002,255,000
Total liabilities	236,000	1,231,000	96,376,000	609,083,000	1,055,310,000
Estimated per share value(4)	10.00	10.00	10.00	9.00	10.30

FOOTNOTES

(1)
We acquired our first consolidated hotel in May 2012.

(2)
We identified errors in the cash flow statement affecting how we presented cash flows provided by or used in operating and investing activities for the years ended December 31, 2013 and 2012. We have revised the cash flow statement for these periods.

(3)
Distribution coverage shown has been computed using cash flow from operations. CWI 1 generally utilizes funds from operations, or FFO, to measure its distribution coverage. Distribution per $1,000 invested sourced from offering proceeds were 0, $40, $37, $54 and $55 for 2010, 2011, 2012, 2013 and 2014, respectively, based on coverage computed using FFO.

(4)
Amount represents the offering price of $10.00 per share until a NAV became available.

 TABLE IV

Results of Completed Programs

Table IV provides information on Prior Programs that have completed operations from January 1, 2010 through December 31, 2014.

The information presented in this table should not be considered as indicative of our possible operations.

	CPA®:14	CPA®:15	CPA®:16 — Global
Dollar Amount Raised	$657,943,000	$1,046,176,000	$1,102,669,000
Date of Closing of Offering	Nov-01	Aug-03	Jan-07
Duration (months)	167	139	121
Annualized return on investment(1)	8.96%	9.58%	7.56%
Median annual leverage	60%	62%	60%
Aggregate compensation paid or reimbursed to the Advisor(2)	$357,365,370	$387,826,875	$340,613,288

FOOTNOTES

(1)
Annualized return = total return / number of years in program. Total return = [(total distributions + liquidation value) – original investment] / original investment.

(2)
Amounts include approximately $86.6 million, $114.5 million and $133.9 million paid from CPA®:14, CPA®:15 and CPA®:16 — Global, respectively, to the Advisor from proceeds of offering, $216.1 million, $272.4 million and $205.4 million paid from CPA®:14, CPA®:15 and CPA®:16 — Global, respectively, to the Advisor from operations, and $54.6 million, $0.9 million and $1.3 million paid from CPA®:14, CPA®:15 and CPA®:16 — Global, respectively, to the Advisor from property sales and refinancing.

TABLE V

Sales or Dispositions of Properties as of December 31, 2014

Table V provides information on the sales and dispositions of property held by our Prior Programs (CPA®:14, CPA®:15, CPA®:16 — Global, CPA®:17 — Global and CWI 1) since January 1, 2012.

The information in this table should not be considered as indicative of our possible performance. Purchasers of the shares offered by this prospectus will not have any ownership in the CPA® REITs or CWI 1.

			Selling Price net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs(1)
Property (Lessee)	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement Closing and Soft Costs	Total	Excess (Deficiency) of Operating Receipts over Cash Expenditures(2)
Sovereign Bank(3)	May-11	Jan-12	$1,710,733	$1,327,084	$—	NONE	$3,037,817	$1,359,039	$2,666,851	$4,025,890	$60,779
American Tire Distributors, Inc.(4)	May-11	Feb-12	1,500,000	—	—	NONE	1,500,000	1,684,959	2,374,537	4,059,496	999,367
Dolgencorp, LLC(5)	Nov-10, Mar-11, Apr-11, May-11, Jun-11, Aug-11	Feb-12, Mar-12	12,657,013	—	—	NONE	12,657,013	—	12,034,140	12,034,140	441,312
Barth Europa Transporte e.K/MSR Technologies GmbH (formerly Lindenmaier A.G.)(6)	Oct-07	Feb-12	3,960,900	—	—	NONE	3,960,900	4,367,132	3,566,995	7,934,127	(994,888)
Lillian Vernon(7)	Jul-03	Feb-12	2,388,817	15,000,000	—	NONE	17,388,817	24,000,000	14,743,456	38,743,456	4,992,329
McLane Foodservice, Inc.(8)	May-11	Mar-12	7,215,336	—	—	NONE	7,215,336	—	6,810,735	6,810,735	715,496
VOW Europe Limited(9)	Mar-00	Apr-12	3,323,805	—	—	NONE	3,323,805	4,090,632	2,423,655	6,514,287	857,110
Médica — France, S.A.(10)	Dec-02	Apr-12	42,738,184	33,977,260	—	NONE	76,715,444	37,356,590	10,158,266	47,514,856	29,861,535
Rome Die Casting, LLC(11)	May-11	Apr-12	429,961	—	—	NONE	429,961	—	1,190,000	1,190,000	106,484
Polypipe, Inc.(12)	Feb-05	May-12	1,530,362	957,042	—	NONE	2,487,404	1,226,000	910,552	2,136,552	1,120,706
New Creative Enterprises, Inc.(13)	May-11	Jun-12	3,924,375	—	—	NONE	3,924,375	—	6,780,000	6,780,000	(266,409)
Shaklee Corporation(14)	Jul-04	Jun-12	8,807,892	—	—	NONE	8,807,892	—	3,015,942	3,015,942	(196,298)
The Upper Deck Company(15)	Jul-95	Jul-12	3,399,230	—	—	NONE	3,399,230	2,448,000	1,767,589	4,215,589	2,927,857
Vanguard National Trailer Corp.(16)	May-11	Oct-12	930,655	—	—	NONE	930,655	—	3,893,541	3,893,541	162,895
Mountain City Meat Co., Inc.(17)	Jun-07	Nov-12	50,433	2,701,775	—	NONE	2,752,208	4,050,000	4,562,565	8,612,565	(64,819)
Gerber Scientific, Inc.(18)	May-11	Nov-12	2,571,741	—	—	NONE	2,571,741	—	6,960,325	6,960,325	1,186,195
Barjan LLC(19)	May-11	Feb-13	7,035,371	—	—	NONE	7,035,371	—	8,830,000	8,830,000	201,264
Childtime Childcare, Inc.(20)	May-11	Mar-13, Jul-13, Aug-13, Sep-13, Oct-13, Nov-13	13,006,259	—	—	NONE	13,006,259	5,729,237	5,407,888	11,137,125	2,901,497
Metagenics, Inc.(21)	May-11	Mar-13	10,722,134	—	—	NONE	10,722,134	—	13,900,000	13,900,000	2,073,421
Garden Ridge, L.P.(22)	May-11	Mar-13	4,925,330	4,708,794	—	NONE	9,634,124	4,946,468	2,843,955	7,790,423	801,223
RR Donnelley & Sons Company(23)	May-11	Apr-13	(6,045)	—	—	NONE	(6,045)	—	4,350,345	4,350,345	6,746,324
Waddington North America, Inc.(24)	May-11	Jun-13	1,639,967	—	—	NONE	1,639,967	—	8,407,651	8,407,651	5,078,260
BA Kitchen Components Limited(25)	May-11	Jun-13	1,490,620	—	—	NONE	1,490,620	—	841,248	841,248	—
Fraikin SAS(26)	Dec-06	Jul-13	732,751	3,856,252	—	NONE	4,589,003	3,592,479	792,120	4,384,599	537,679
The Hotel Maya and The Residence Inn(27)	May-11	Jul-13	22,620,549	—	—	NONE	22,620,549	—	20,466,041	20,466,041	2,992,871
Tower Automotive Products Co., Inc.(28)	May-11	Aug-13	548,150	320,000	—	NONE	868,150	912,760	1,102,795	2,015,555	2,210,221
Southwest Convenience Stores, LLC(29)	Jul-06	Aug-13	26,848	420,000	—	NONE	446,848	—	67,411	67,411	9,451
RLJ-McLarty-Landers Automotive Holdings, LLC(30)	Sep-12	Aug-13	92,920	—	—	NONE	92,920	—	14,774	14,774	—
Gerber Scientific, Inc.(31)	May-11	Sep-13	4,085,746	—	—	NONE	4,085,746	—	4,776,693	4,776,693	1,106,342
Hillsboro Hotel Operator TRS, Inc.(32)	May-10	Oct-13	14,912,383	5,121,404	—	NONE	20,033,787	5,887,800	6,312,174	12,199,974	4,561,808
Katun Corporation(33)	May-11	Oct-13	6,307,204	—	—	NONE	6,307,204	2,957,944	2,651,511	5,609,455	1,110,382
The Talaria Company, LLC(34)	May-05	Oct-13	14,837,067	25,702,644	—	NONE	40,539,711	35,000,000	23,115,183	58,115,183	14,222,074
Telcordia Technologies, Inc.(35)	Mar-05	Dec-13	(43,086,799)	70,395,599	—	NONE	27,308,800	33,146,121	15,296,086	48,442,207	16,027,207

			$157,029,892	$164,487,854	$—	—	$321,517,746	$172,755,161	$203,035,024	$375,790,185	$102,489,675

 FOOTNOTES

(1)
The term "soft costs" refers to miscellaneous closing costs such as accounting fees, legal fees, title insurance costs, and survey costs. Original equity investment and mortgage financing includes amounts funded for the initial acquisition plus subsequent capital improvements and costs funded through equity investments.

(2)
Operating receipts include rental income from the properties as well as certain receipts from the settlement of bankruptcy claims, where applicable. The net excess (deficiency) presented is for the period the property was owned by the most recent owner. No amounts are presented for partial land sales since such amounts are negligible.

(3)
In December 1997, CPA®:12 purchased three properties in Massachusetts net leased to Sandwich Bancorp, Inc. In December 1998, Sandwich Bancorp, Inc. merged with Compass Bank for Savings. In July 2004, Sovereign Bank acquired Compass Bank for Savings. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 acquired CPA®:12's interest in the properties. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the properties. In January 2012, CPA®:16 — Global sold the properties for $3,037,817, net of closing costs, and recognized a loss on the sale of $39,665, excluding previously recognized impairment charges totaling $333,721. CPA®:16 — Global used a portion of the proceeds to repay an outstanding mortgage obligation of $1,327,084 and recognized a gain on extinguishment of debt of $785. Cost of properties including closing and soft costs reflects CPA®:16 — Global's cost to acquire the properties in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the properties.

(4)
In March 2002, CPA®:14 purchased a property in Charlotte, North Carolina net leased to Heafner Tire Group, Inc. In July 2002, Heafner Tire Group, Inc. changed its name to American Tire Distributors, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In February 2012, CPA®:16 — Global sold the property for $1,500,000, net of closing costs, and recognized a loss on the sale of $2,375,204. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(5)
In 2010 and 2011, CPA®:17 — Global entered into two build-to-suit projects with Dolgencorp, LLC for the construction of various retail stores. During 2011, these projects were completed and the assets were placed into service. In February and March 2012, CPA®:17 — Global sold the properties for $12,657,013, net of closing costs, and recognized a gain on the sales of $740,002.

(6)
In October 2007, CPA®:15 and CPA®:16 — Global purchased a property in Laupheim, Germany net leased to Lindenmaier A.G. In April 2009, Lindenmaier A.G. filed for bankruptcy. In April 2010, CPA®:15 and CPA®:16 — Global signed a lease with Barth Europa Transporte e.K/MSR Technologies GmbH. In February 2012, CPA®:15 and CPA®:16 — Global sold the property for $3,960,900, net of closing costs, and recognized a gain on the sale of $983,432, excluding previously recognized impairment charges totaling $4,053,600.

(7)
In July 2003, CPA®:15 purchased a property in Virginia Beach, VA net leased to Lillian Vernon. In February 2012, CPA®:15 sold the property for $17,388,817, net of closing costs, and recognized a loss on the sale of $1,633,079, excluding previously recognized impairment charges of $11,233,878.

  CPA®:15 used a portion of the proceeds to repay an outstanding mortgage obligation of $15,000,000 and recognized a gain on extinguishment of debt of $682,380.

(8)
In October 1999, CPA®:12 and CPA®:14 purchased a property Manassas, Virginia net leased to McLane Foodservice, Inc. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 acquired CPA®:12's interest in the property. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In March 2012, CPA®:16 — Global sold the property for $7,215,336, net of closing costs, and recognized a gain on the sale of $223,666. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(9)
In March 2000, CPA®:15 purchased a property in Bradford, United Kingdom net leased to VOW Europe Limited. In April 2012, CPA®:15 sold the property for $3,323,805, net of closing costs, and recognized a gain on the sale of $376,979.

(10)
In December 2002, CPA®:15 purchased six properties in France net leased to Médica — France, S.A. In March 2003, CPA®:12 acquired a 35% equity interest in the Médica — France, S.A. investment. In December 2006, W. P. Carey acquired the 35% equity interest in the Médica — France, S.A. investment from CPA®:12. In September 2007, W. P. Carey's interest in the Médica — France, S.A. investment increased to 46% from 35% as a result of restructuring of ownership interests with an affiliate. In 2012, CPA®:15 and W. P. Carey sold the properties and a parcel of land for $42,738,184, net of closing costs, plus the assumption of an outstanding mortgage obligation of $33,977,260. In connection with the sales, CPA®:15 and W. P. Carey recognized a net gain on the sales of $33,959,204.

(11)
In June 2001, CPA®:14 purchased a property in Rome, Georgia net leased to Metaldyne Machining and Assembly Company, Inc., and Lester Precision Die Casting, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In April 2012, CPA®:16 — Global sold the property for $429,961, net of closing costs, and recognized a loss on the sale of $504,461. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(12)
In February 2005, CPA®:16 — Global purchased a property located in Fernley, Nevada net leased to Polypipe, Inc. In May 2012, CPA®:16 — Global sold the property for $2,487,404, net of closing costs, and recognized a gain on the sale of $765,189. CPA®:16 — Global used a portion of the proceeds to repay an outstanding mortgage balance of $957,042 and recognized a loss on extinguishment of debt of $356,482.

(13)
In September 2001, CPA®:14 purchased a property in Milford, Ohio net leased to New Creative Enterprises, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In June 2012, CPA®:16 — Global sold the property for $3,924,375, net of closing costs, and recognized a loss on the sale of $258,108, excluding previously recognized impairment charge of $485,252. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(14)
In May 2004, CPA®:15 purchased a parcel of land in Pleasanton, California for $2,800,000 and made improvement to the land subsequent to the acquisition. In June 2012, CPA®:15 sold the land for $8,807,892, net of closing costs, and recognized a gain on the sale of $5,791,950.

(15)
In July 1995, CPA®:10 and CIP® and purchased a property in Carlsbad, California net leased to The Upper Deck Company. In May 2004, CPA®:12 acquired CPA®:10's interest in the property. In September 2004, in connection with the merger of CIP® and CPA®:15, CPA®:15 acquired CIP®'s interest in the property. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 acquired CPA®:12's interest in the property. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In July 2012, CPA®:15 and CPA®:16 — Global sold the property for $3,399,230, net of closing costs, and recognized a loss on the sale of $816,359.

(16)
In June 2001, CPA®:14 purchased a property in Monon, IN net leased to Vanguard National Trailer Corp. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In October 2012, CPA®:16 — Global sold the property for $930,655, net of closing costs, and recognized a loss on the sale of $1,740,479. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(17)
In June 2007, CPA®:16 — Global purchased a property in Denver, Colorado net leased to Mountain City Meat Co., Inc. In November 2012, CPA®:16 — Global sold the property for $2,752,208, net of closing costs, and recognized a loss on the sale of $282,100, excluding previously recognized impairment charges totaling $3,755,122. CPA®:16 — Global used the proceeds to repay an outstanding mortgage loan of $3,843,443 and recognized a deferred gain on extinguishment of debt of $1,249,581.

(18)
In July 2001, CPA®:14 purchased a property in Manchester, Connecticut net leased to Gerber Scientific, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In November 2012, CPA®:16 — Global sold the property for $2,571,741, net of closing costs, and recognized a gain on the sale of $53,378, excluding previously recognized impairment charges totaling $3,558,598. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(19)
In February 2000, CPA®:14 purchased a property in Rock Island, Illinois initially net leased to Barjan, LLC. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In February 2013, CPA®:16 — Global sold the property for $7,035,371, net of closing costs, and recognized a gain on the sale of $1,650,201. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(20)
In January 1997, CPA®:12 purchased nine properties in Arizona, Florida, Georgia, New York, Texas, Virginia, and Washington net leased to Childtime Childcare, Inc. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 acquired CPA®:12's interest in the properties. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interests in the properties. In 2013, CPA®:16 — Global sold the properties for an aggregate of $13,006,259, net of closing costs, and recognized a gain on the sales of $2,358,282, excluding previously recognized impairment charges of $1,151,486. Cost of properties including closing and soft costs reflects CPA®:16 — Global's cost to acquire the properties in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the properties.

(21)
In July 1998, CPA®:14 purchased a property in San Clemente, California initially net leased to Metagenics, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In March 2013, CPA®:16 — Global sold the property for $10,722,134, net of closing costs, and recognized a gain on the sale of $332,784. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(22)
In December 1996, CPA®:12 purchased a property in South Tulsa, Oklahoma net leased to Garden Ridge, L.P. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 acquired the property. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired the property. In March 2013, CPA®:16 — Global sold the property for $9,634,124, net of closing costs, and recognized a gain on the sale of $708,803. CPA®:16 — Global used a portion of the proceeds to repay an outstanding mortgage obligation of $4,708,794. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(23)
In December 1997, CPA®:12 purchased five properties in Waterloo, Wisconsin net leased to Perry Judd's Holdings, Inc. In December 2006, in connection with the merger of CPA®:12 and CPA®:14, CPA®:14 purchased CPA®:12's interest in the properties. In January 2007, RR Donnelley & Sons Company acquired Perry Judd's Holdings, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the properties. In April 2013, CPA®:16 — Global sold the properties to the City of Waterloo for $1 and incurred transaction costs totaling $6,046, and recognized a loss on the sale of $5,535,718 and lease termination income of $4,593,865. Cost of properties including closing and soft costs reflects CPA®:16 — Global's cost to acquire the properties in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the properties.

(24)
In April 2001, CPA®:14 purchased a property in Florence, Kentucky net leased to Waddington North America, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In June 2013, CPA®:16 — Global sold the property for $1,639,967, net of closing costs, and recognized a loss on the sale of $3,366,662 and lease termination income of $3,556,067, excluding a previously recognized impairment charge of $2,119,517. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(25)
In January 2001, CPA®:14 purchased a property in Doncaster, United Kingdom initially net leased to BLP UK Limited. In January 2009, BLP UK Limited filed for bankruptcy and vacated the building in December 2009. In April 2010, the building was re-leased to BA Kitchen Components, Limited. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired the property. In June 2013, CPA®:16 — Global sold a vacant portion of the property for $1,490,620, net of closing costs, and recognized a gain on the sale of $885,587. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(26)
In December 2006, CPA®:16 — Global purchased four properties in various locations in France net leased to Fraikin SAS. In July 2013, CPA®:16 — Global sold these properties for $4,589,003, net of closing costs, and recognized a net gain on the sales of $716,720, excluding previously recognized impairment charges totaling $81,090. CPA®:16 — Global used a portion of the proceeds to repay an outstanding mortgage loan with a balance of $3,856,252.

(27)
In May 2011, CWI acquired a 49% interest in a jointly-owned investment that owned the leasehold interests in two waterfront hotel properties in Long Beach, California: The Hotel Maya and The Residence Inn for $20,466,041. CWI accounted for its interest in this jointly-owned investment using the equity method of accounting. In July 2013, CWI sold its interest in the investment to the investment partner for $20,817,526, net of closing costs, and recognized a gain on the sale of $1,803,022. Excess (deficiency) of operating receipts over cash represents CWI's total cash distribution, which was based on a hypothetical liquidation model, from the investment.

(28)
In August 2002, CPA®:14 purchased a property in Upper Sandusky, Ohio net leased to Tower Automotive, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In August 2013, CPA®:16 — Global sold the property for $868,150, net of closing costs, and recognized a loss on the sale of $86,488, excluding a previously recognized impairment charge of $784,426, and lease termination income of $1,904,458. In connection with the sale, CPA®:16 — Global placed $320,000 into an escrow account with the lender to pay off the mortgage loan at maturity. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(29)
In July 2006, CPA®:16 — Global purchased a property located in El Paso, Texas net leased to Southwest Convenience Stores, LLC. In August 2013, the Texas Department of Transportation took a portion of the property for $446,848, net of closing costs and CPA®:16 — Global recognized a gain on the sale of $382,855. CPA®:16 — Global used $420,000 of the proceeds to partially pay down the mortgage loan encumbering the property.

(30)
In September 2012, CPA®:17 — Global purchased a property in Bossier City, Louisiana net leased to RLJ-McLarty-Landers Automotive Holdings, LLC. In August 2013, the Department of Transportation and Development of the State of Louisiana took a portion of the land for $92,920 and CPA®:17 — Global recognized a gain on the sale of $78,146.

(31)
In July 2001, CPA®:14 purchased a property in South Windsor, Connecticut net leased to Gerber Scientific, Inc. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In September 2013, CPA®:16 — Global sold the property for $4,085,746, net of closing costs, and recognized a gain on the sale of $71,830. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(32)
In May 2010, CPA®:17 — Global purchased a hotel property in Hillsboro, Oregon operated as a SpringHill Suites under a franchise license agreement with Marriott International Inc. In October 2013, CPA®:17 — Global sold the property for $20,033,787, net of closing costs, and recognized a gain on the sale of $7,981,030. CPA®:17 — Global used a portion of proceeds to repay an outstanding mortgage obligation of $5,121,404 and recognized a loss on extinguishment of debt of $982,723.

(33)
In July 2002, CPA®:14 purchased a property in Davenport, Iowa net leased to the Katun Corporation. In May 2011, in connection with the merger of CPA®:14 and CPA®:16 — Global, CPA®:16 — Global acquired CPA®:14's interest in the property. In October 2013, CPA®:16 — Global sold the property for $6,307,204, net of closing costs, and recognized a gain on the sale of $1,430,723. Cost of property including closing and soft costs reflects CPA®:16 — Global's cost to acquire the property in the merger with CPA®:14 and Excess (deficiency) of operating receipts over cash relates solely to CPA®:16 — Global's period of ownership of the property.

(34)
In May 2005, CPA®:16 — Global and CPA®:15 purchased five properties in Florida, Maine, and Rhode Island net leased to The Talaria Company, LLC. In September 2012, in connection with the merger of CPA®:15 and W. P. Carey Inc., W. P. Carey Inc. acquired CPA®:15's interest in the properties. In October 2013, CPA®:16 — Global and W. P. Carey Inc. sold the properties for $40,539,711, net of closing costs, and recognized a net gain on the sales of $442,811, excluding previously recognized impairment charges totaling $12,450,384 and a previously recognized allowance for credit loss of $5,731,585. CPA®:16 — Global and W. P. Carey Inc. used a portion of the proceeds to repay an outstanding mortgage loan encumbering the properties of $25,702,644.

(35)
In March 2005, CPA®:16 — Global purchased a property located in Piscataway, New Jersey net leased to Telcordia Technologies, Inc. In December 2013, CPA®:16 — Global divided the property into three parcels and sold one of the parcels to the tenant for $27,308,800, net of closing costs, and recognized a loss on the sale of $33,953. The determination to sell the parcel was made in conjunction with a modification to the lease agreement on the other parcels, which are occupied by the same tenant in the sold parcel. In connection with the sale, CPA®:16 — Global extinguished the outstanding mortgage loan encumbering the property, which had a carrying value of $70,395,599 million at the time of extinguishment, and recognized a loss on the extinguishment of debt of $4,196,803.